ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Dated: March 24, 2014

ANNUAL INFORMATION FORM - 2013

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PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2 – Annual Information Form (“Form 51-102F2”).  These documents may be accessed using the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) at http://www.sec.gov/edgar.shtml:

Consolidated financial statements for the year ended December 31, 2013, together with the auditors’ report thereon dated March 24, 2014; and

Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013 and 2012.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in USD, unless otherwise indicated (“USD” denotes United States dollars and “CAD” denotes Canadian dollars).  The following table sets forth the value of the CAD expressed in USDs on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

CADs into USDs	2013	2012	2011
Closing	0.94	1.01	0.98
Average	0.97	1.00	1.01
High	1.02	1.03	1.06
Low	0.93	0.96	0.94

The noon rate of exchange on March 24, 2014, as reported by the Bank of Canada for the conversion of CADs into USDs was CAD$1.00 equals US$0.8915.

For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources,

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methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Reserve and Resource Estimates

The disclosure in this AIF uses mineral resource and mineral reserve classification terms that comply with reporting standards in Canada, and, unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.

The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by US companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

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In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and US companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. For the above reasons, information contained in this AIF containing descriptions of mineral resource and mineral reserve estimates is not comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the SEC.

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Glossary and Defined Terms

Unless otherwise defined in this AIF or the context requires otherwise, certain mining terms and capitalized terms used in this AIF shall have the following meanings:

2003 Phase I Program:	The drilling program conducted between February and June, 2003.

2012 Technical Report:	The NI 43-101 technical report on the Bisha Mine titled “Bisha Polymetallic Operation, Eritrea Africa” with an effective date of August 31, 2012, prepared by AGP .

2013 Technical Report:	The NI 43-101 technical report on the Bisha Mine titled “Bisha Mine NI 43-101 Technical Report” with an effective date of December 31, 2013.

Ag:	Atomic symbol for silver.

AGP:	AGP Mining Consultants, Inc.

AIF:	This Annual Information Form.

alteration:	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

arsenic:	Means in geology, the general term for a grayish-white element having a metallic lustre, vaporizing when heated with atomic symbol As.

Assay:	An analysis of the contents of metals in mineralized rocks.

Au:	Atomic symbol for gold.

Bisha Feasibility Study:	The feasibility study dated November 15, 2006 on the Bisha Property prepared by AMEC Americas Limited titled “Bisha Property, Gash-Barka District, Eritrea”.

Bisha Mine:	Refers to both the Bisha Polymetallic Operation inclusive of Bisha Main Pit, Harena Pit, and to the Northwest deposit and the Hambok deposit.

Bisha Mining License:	The mining license issued to BMSC in 2008 and valid for 20 years covering an area of 16.5 square kilometres over the Bisha Main and NW Zone deposits.

Bisha Property or Bisha:	The Company’s principal property located in Eritrea in Northeast Africa.

BMSC:	Bisha Mining Share Company, an Eritrean entity that owns and operates the Bisha Mine and is a 60% owned indirect subsidiary of Nevsun with the 40% balance of the outstanding shares owned by ENAMCO.

Board:	Board of directors of Nevsun Resources Ltd.

chalcopyrite:	A very common mineral, copper iron sulphide, CuFeS2 , an ore of copper; copper pyrites.

CIL:	A carbon-in-leach process where soluble complexes of gold and silver attach (without a chemical reaction) to the surfaces of activated carbon particles.

CIM:	Canadian Institute of Mining, Metallurgy and Petroleum.

concentrate:	Powdery product of high grade ore which has the majority of the waste removed.

Cu:	Atomic symbol for copper.

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deposit:	Natural mineralization in the ground in sufficient quantities to warrant further studies.

Diamond drill holes (DDH):	Holes drilled by a method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

disseminated:	A texture in which minerals occur as scattered particles in the rock.

doré:	A semi-pure alloy of gold and silver, usually created at the site of a mine; it is then transported to a refinery for further purification.

dyke:	An intrusive tabular body of igneous rock that cuts across the layering or fabric of the host rock.

EITI:	Extractive Industries Transparency Initiative.

ENAMCO:	Eritrean National Mining Corporation, an Eritrean entity owned by the State of Eritrea.

fault:	A fracture in a rock across which there has been displacement.

feasibility study:	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

flotation:	Milling process that uses bubbles to capture valuable mineral particles that float to the surface, thereby separating them from waste which sinks to the bottom.

geotechnical work:	Tasks that provide representative data of the geological rock quality in a known volume.

gossan:	An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

grade:	The amount of valuable mineral in each tonne of ore, expressed as g/t for precious metal and as a percentage by weight for other metals such as copper and zinc.

gravity:	A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in-situ.

g/t:	Grams per metric tonne.

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Harena Mining License:	A conditional license issued to BMSC in 2012 for the Harena deposit and valid for 10 years, covering an area of 7.5 square kilometres located approximately 9 kilometres from the Bisha Mine.

HW Copper Zone:	The Bisha Hanging Wall Copper Zone.

hydrothermal:	Applied to metamorphic and magmatic emanations high in water content; the processes in which they are concerned; and the rocks or ore deposits, alteration products, and springs produced by them.

IFC:	International Finance Corporation.

IFC Performance Standards:	IFC Social and Environmental Performance Standards of April, 2006.

igneous:	A type of rock that is crystallized from a liquid magma.

indicated mineral resource:	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource:	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

in-situ:	Natural material or processes prior to transport.

IRC:	Impact Review Committee.

ISO:	International Organization for Standardization

Lerchs-Grossmann (LG):	A method used to determine the optimal open pit limit within the ground including the mineralized material, founded in 3-dimensional graph theory and relying upon a regular system of blocks which defines the value (profit, loss) and type (ore, waste) of material contained in the blocks. Each block receives a positive or negative value representing the dollar value (profit/loss) that would be expected by excavating and extracting the mineral. The LG method uses the geologic mineral resource block model for its basis and requires wall slope constraints as determined by the geotechnical analysis. The positive and negative block values are derived from metal prices, recoveries, and operating costs. LG pit shells are used as design guidance for mineable pit designs, and to apply the ‘reasonable prospects for economic extraction’ test to mineral resources.

lithologic:	Pertaining to lithology.

lithology:	The study of rocks, with particular emphasis on their description and classification.

LOM:	Life of mine.

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masl:	Metres above sea level.

measured mineral resource:	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineralization:	An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels).

mineralogic:	Pertaining to mineralogy.

mineralogy:	The study of chemistry, crystal structure, and physical (including optical) properties of minerals. Specific studies within mineralogy include the processes of mineral origin and formation, classification of minerals, their geographical distribution, as well as their utilization.

mineral reserve:	The economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:	A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mining Agreement:	The mining agreement between BMSC and the Government of the State of Eritrea dated December, 2007 covering the future development and operations for the Bisha Property, including all substantive requirements of international financial institutions.

Morgoraib River Exploration License:	The exploration license acquired by the Company from Sanu Resources, a subsidiary of NGEx Resources, containing 73.1 square kilometres of area located 16 kilometres southwest of the Bisha Mine.

NAG:	Non-acid generating.

Nevsun or Company:	Nevsun Resources Ltd. and its wholly and partially owned subsidiaries unless the context requires otherwise.

NSR:	Net Smelter Return used in mineral resource and reserve calculations is the net value per tonne of ore, inclusive of all recoveries and costs outside the mine gate. It does not include operating costs inside the mine gate.

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NW Zone:	The northwest polymetallic massive sulphide deposit located two kilometres from the Bisha processing plant within the Bisha Mining License.

NYSE MKT:	NYSE MKT LLC.

Ordinary Kriging (OK):	A statistical method employed when creating a geological block model of interpolation of geological metal assay data using the spatial correlation structure of the data in giving the best linear unbiased prediction of the intermediate interpolation point representing a metal assay value.

ore:	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

PAG:	Potentially acid generating.

probable mineral reserve:	The economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve:	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

pyrite:	An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Qualified Person (QP):	A qualified person as defined in NI 43-101 as an individual who:
a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
b)	has experience relevant to the subject matter of the mineral project and the technical report; and
c)	is a member in good standing of a professional association.

RC drilling:	Reverse circulation drilling.

reserve:	See “mineral reserve”.

resource:	See “mineral resource”.

Rights Plan:	Nevsun Resources Ltd.’s shareholder rights plan dated June 8, 2011.

Run of mine (ROM):	Material from a mine that has not been crushed or screened.

SAG:	Semi-Autogenous grinding.

SEC:	United States Securities and Exchange Commission.

SEIA:	Social and Environmental Impact Assessment.

SEMP:	Social and Environmental Management Plan.

sphalerite:	A very common mineral, zinc sulphide, usually containing some iron and a little cadmium, (Zn Fe)S: the principal ore of zinc.

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SRM:	Standard reference material.

strike:	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

sulphide (sulfide):	A compound of sulphur (sulfur) and some other metallic element.

supergene:	A word suggesting an origin literally “from above”. It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

tailings:	Waste minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

terrane:	A fragment of crustal material formed on, or broken off from, one techtonic plate and accreted or sutured crust lying on another plate.

TMF:	Tailings management facility.

trenching:	The mechanical or human excavation of ground material to expose material below surface.

TSX:	The Toronto Stock Exchange.

UTM:	The Universal Transverse Mercator coordinate system.

vein:	Sheet-like body of minerals formed by fracture-filling or replacement of the host rock.

VMS:	Volcanic hosted massive sulphides.

WGS84:	The World Geodetic System, 1984.

Zn:	Atomic symbol for zinc.

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CORPORATE STRUCTURE

Name and Incorporation

Nevsun Resources Ltd. was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965 under the name of “Hogan Mines Ltd.” Since inception, it has undergone four name changes until December 19, 1991 when it adopted the name of “Nevsun Resources Ltd.” It is governed by the Business Corporations Act (British Columbia) and its Articles.

The head office of Nevsun Resources Ltd. is located at 760 - 669 Howe Street, Vancouver, British Columbia, V6C 0B4 and its registered and records office is located at 1000 ‑ 840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

Intercorporate Relationships

The following diagram explains the intercorporate relationships among the Company; the name and place of incorporation of each subsidiary; and the percentage of voting securities legally and beneficially owned:

British Columbia, Canada

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Nevsun Resources Ltd. is a British Columbia company listed on the TSX and the NYSE MKT LLC  and is engaged through its wholly and majority owned direct and indirect subsidiaries in the exploration for, and the development and production of, mineral resource properties.  The Company’s principal property is the Bisha Property and its primary asset is the Bisha Mine located in Eritrea in North East Africa.  The Company’s major achievements during the past three fiscal years include the commencement of commercial production of copper at Bisha in December, 2013; the transition to copper production and completion of the copper expansion on-time and under budget; the production of approximately 784,000 ounces of gold at Bisha from 2011 through December 31, 2013; the commencement of commercial gold production at Bisha in February, 2011; maintaining an industry leading safety performance record at Bisha; generating substantial cash flows; declaring and paying semi-annual dividends to shareholders in 2013, 2012 and 2011; and enhancing its corporate social responsibility program initiatives to reflect evolving international standards.

The most significant activities impacting the Company during the three year period ended December 31, 2013 are set out below.

2013 Developments

On January 9, 2014, the Company announced that it had produced 92,000 ounces of gold doré plus 20,000 equivalent gold ounces in precious metal concentrate and 48 million pounds of copper from the Bisha Mine in 2013.  Copper production resulted from nearly 100,000 tonnes of copper concentrate produced. Over 65,000 tonnes of this concentrate had been shipped in six separate shipments in the fourth quarter of 2013. The new copper flotation plant continued a successful ramp up with a December annualized production rate of 190 million pounds of copper, copper recovery of 84% and copper concentrate grade of 32%.

On December 2, 2013, the Company announced that it reached commercial production of copper with the successful commissioning of its flotation plant. From initial flotation plant commissioning to commercial production, the operation had produced approximately 60,000 tonnes of copper concentrate.  In November the plant had achieved over 80% of its targeted metrics of feed grade, recovery rates, and copper produced in concentrate. It further announced that transportation logistics from site to Massawa port were on track and working well and Bisha made three ocean shipments totalling approximately $60 million in value. Pre-commercial production sales proceeds and production costs to-date, including mining, processing and general and administrative costs directly attributable to the copper project, were capitalized against the build cost.  The build cost of the copper plant and infrastructure at this time was estimated at $110 million, compared to a budget of $125 million.

On November 18, 2013, the Company announced diamond drill results from an eight hole 2,713 metre in-fill resource definition drilling program completed in 2013 at the Hambok polymetallic massive sulphide deposit, located 16 kilometres southwest from the BMSC processing plant. A new mineral resource estimate for Hambok was expected to be released in early 2014 and would incorporate these results in an updated mineral reserve and resource statement for BMSC which would also include updated mineral reserves and resources for Bisha Main and Harena, and a maiden mineral resource for the NW Zone.

On November 14, 2013 and May 15, 2013, respectively, the Company declared semi-annual cash dividends of $0.07 per common share ($0.14 per common share annually) which were paid to shareholders on January 15, 2014 and July 15, 2013, respectively.

On October 21, 2013, the Company announced further diamond drill results from resource definition drilling at the NW Zone. BMSC completed the resource definition and expansion drilling program totaling 216 holes at the NW Zone in May, 2013 and drilled a further 4 holes in July and August, 2013.  A total of 18,892 metres of drilling had been completed at the NW Zone in 2013.

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On October 15, 2013, the Company announced the first shipment of 11,000 tonnes of pre-commercial production copper concentrate from the new Bisha copper plant. Commissioning and ramp up in mill throughput continued with commercial production on track for late 2013 or Q1 2014.

On September 4, 2013, the Company announced previously unreported assay results from drilling completed by the previous owner of the Mogoraib River Exploration License that includes the Hambok mineral deposit.  Bisha had started a resource definition drilling program at Hambok with expectation that the results would be included in a mineral resource estimate for Hambok that would be part of an overall resource and reserve estimate in Q1 2014 for the Bisha area deposits.

On July 16, 2013, the Company announced the voting results of the Annual and Special Meeting of Shareholders which was held on May 14, 2013.  The nominees listed in the management proxy circular for the Annual Meeting of Shareholders were elected as directors of Nevsun – R. Stuart Angus, Clifford T. Davis, Robert J. Gayton, Gary E. German, Gerard E. Munera. A total of 80.47% of outstanding shares were voted. The Advance Notice Policy of the Company was adopted by a 99.78% majority of the votes cast.  The number of directors was set at five, and KPMG LLP was appointed auditor of the Company.

On June 17, 2013, the Company reported that after close of trading on June 21, 2013, Nevsun would be removed from NYSE Arca Gold Miners Index because Nevsun’s revenue was switching to majority copper from majority gold during 2013. Nevsun has been advised that the Van Eck Gold Miners ETF is required to sell its position in Nevsun since the ETF tracks the index. During March, 2013 a similar event occurred when Nevsun was deleted from the Van Eck’s proprietary Market Vectors Junior Gold Miners index, at which time the company experienced very significant trading volumes and was essentially price neutral.

On June 17, 2013, the Company announced revised production guidance of gold production increased to 110,000 ounces  and copper production revised to 30 to 50 million pounds. The Company also announced the decision to commission the new flotation plant with pyrite sand ore to produce a precious metals concentrate and thereby postponing copper supergene ore flotation.

On May 23, 2013, the Company announced diamond drill results from resource definition drilling at the NW Zone. In 2013, 15,890 metres of drilling was completed at the NW Zone.  This was in addition to 4,325 metres completed in 2011 and 13,520 metres completed in 2012.

On April 18, 2013, the Company announced the release of its 2012 corporate social responsibility report which may be viewed on the Company website: http://www.nevsun.com/responsibility/reporting/. The report was written and released under the Global Reporting Initiative’s G3.1 guidelines and self-declaring Application Level C.

On February 21, 2013, the Company announced its planned exploration program for 2013.

On January 23, 2013, the Company announced its 2013 outlook for planned gold and copper production from the Bisha Mine of 80,000 to 90,000 ounces of gold produced in doré and 60 to 80 million pounds of copper produced in copper concentrate.

On January 11, 2013, the Company in a news release commented on its approach to human rights at the Bisha Mine and its commitment to responsible operations and practices at the Bisha Mine, based on international standards of safety, governance and human rights.

On January 9, 2013, the Company announced it had produced 313,000 ounces of gold in doré from the Bisha Mine in 2012, and the copper plant expansion at the Bisha Mine had progressed on schedule and on budget with concentrate production expected in mid-2013. The Company had maintained top quartile safety performance at Bisha operations and advanced its corporate responsibility initiatives to reflect evolving international standards for the safety and health of its employees, protecting the environment, respecting human rights of its employees and residents of the communities in which it operates, and contributing to the sustainable development of those communities. The Company began personnel expansion to support management in its operations, to oversee its strategy and implementation of the Company’s corporate social responsibility programs, and to drive organic growth and Nevsun’s acquisition and expansion strategy.

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2012 Developments

On May 15, 2012 and November 15, 2012, respectively, the Company declared cash dividends of $0.05 per common share ($0.10 per common share annually) which were paid to shareholders on July 16, 2012 and January 15, 2013, respectively.

On October 10, 2012, the Company announced that it had acquired the Mogoraib River Exploration License and has identified high priority exploration targets.  The Hambok historic resource is potential additional feed for the Bisha plant.

On September 7, 2012, the Company filed the 2012 Technical Report.  The probable mineral reserves (effective date May 31, 2012) consisted of 26.5 million tonnes. This included 0.9 million tonnes of oxide ores grading 5.79 grams per tonne gold for a total of 167,000 troy ounces of gold, 6.4 million tonnes of supergene ore grading 4.09% copper for a total of 579 million pounds of copper, and 19.2 million tonnes of primary ores grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc.

On August 8, 2012, the Company announced it had completed its 13,500 metre exploration drill program at the NW Zone which lies 3 kilometres from the Bisha deposit.

On July 9, 2012, the Company announced that it was granted the Harena Mining License.  The Harena deposit is a satellite VMS deposit with oxide gold and base metal sulphide ores, similar in configuration to Bisha but smaller and lower in grade.

On June 18, 2012, the Company announced its progress on the construction of the copper plant and that it had purchased all required equipment to allow for a containerized transport and handling solution for its copper concentrate.

On March 19, 2012, the Company announced a share repurchase program of its outstanding common shares under a normal course issuer bid on the TSX.  The Company repurchased a total of 1,732,600 common shares during the year ended December 31, 2012.

In March, 2012, a class action lawsuit was commenced against the Company and certain of its executive officers. The action is still pending (see the Section, “Legal Proceeding and Regulatory Actions”).

On February 7, 2012, the Company announced its 2012 outlook for planned gold production from the Bisha Mine of 190,000 to 210,000 ounces of gold and that it was on track with its copper phase of development for the copper phase process plant in advance of commercial production in 2013.

On January 10, 2012, the Company announced that it produced 379,000 ounces of gold doré in its first year of operations at the Bisha Mine.

2011 Developments

November 21, 2011 and May 18, 2011, respectively, the Company declared its first dividends which were paid to shareholders in January, 2012 and July, 2011, respectively.

On November 17, 2011, the Company reported the voting results at its special meeting of shareholders held on November 16, 2011 which shareholders approved setting the number of directors at six with 99.77% shares voting in favour and approved the Rights Plan with 87.23% of shares voting in favour.

On August 23, 2011, the Company announced that it had finalized its arrangements with the State of Eritrea regarding the purchase of 30% of the Bisha mine by the ENAMCO. The agreed price was $253.5 million, which would be settled from the after tax cash flows generated at Bisha.

On June 8, 2011, the Company announced it had adopted a Rights Plan to ensure the fair treatment of shareholders in connection with any take-over bid for the common shares of Nevsun.

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In June, 2011 the Company began civil works in preparation for construction of the second phase copper flotation plant.

On May 11, 2011, the Company announced that it completed development and commissioning of the Bisha Mine on schedule  and under budget and concluded the first quarter of 2011 with its first five weeks of commercial operations.

The Company also announced successful completion of another phase of significant exploration and development drill programs at the Bisha Main pit area and adjacent HW Copper Zone adjacent to Bisha.

DESCRIPTION OF THE BUSINESS

The Company’s principal mineral property is the Bisha Property which hosts the Bisha Mine and satellite VMS deposits at Harena, the NW Zone and Hambok.  The Mining Agreement governs the development of the Bisha Property and covers an area of 39.0 square kilometres and contains the Bisha Mine and the Bisha Mining License.  In addition, the Company owns the Harena Mining License and the Mogoraib River Exploration License. The Company has also made application for additional exploration rights in areas surrounding the Bisha Property.

The Bisha Mine

The Bisha Mine, owned and operated by BMSC, is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining eleven year mine life.  Nevsun is a 60% shareholder in BMSC with the remaining 40% interest held by ENAMCO.  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.

The top layer of the deposit at Bisha was gold oxide material lying at the surface.  The mine began commercial production of gold in February, 2011 that allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion. Mining of the gold oxide phase was completed for the most part at the end of Q2, 2013. The Bisha Mine transitioned from gold production to copper production in late 2013 and commenced commercial production of copper in December, 2013.  The development of the zinc flotation circuit required for future zinc production is expected to be online in late H1 2016, and is presently underway. The Bisha Mine has the full support of the Eritrean Government.

Gold, Silver and Copper Sales

The Company recorded revenues of $156 million based on sales of  96,700 ounces of gold and by-product sales of 507,935 ounces of silver in 2013 compared to revenues of $566 million based on sales of 320,500 ounces of gold and by-product sales of 962,000 ounces of silver in 2012.  The significant reduction of revenue was anticipated and was impacted as the Company transitioned from gold production to copper production.  Copper concentrate sales during 2013 were credited to copper development costs as all such sales related to pre-commercial production activity.

There are numerous purchasers of copper, gold and other metals and the Company is not dependent upon any one purchaser.  Gold production from Bisha was in the form of doré bars (gold and silver) which were flown from the Bisha site to the capital city of Asmara, and then flown to refiners in Europe and Canada. With the commencement of copper production in mid-2013, copper production from Bisha is in the form of copper concentrates (including small amounts of gold and silver credits) produced at site and transported in country by truck and trailer to the port of Massawa and in turn loaded into ocean freighters for transport to smelters in Europe and Asia.

Methods of Production

Bisha has an owner-operated mining fleet and for its gold production, used standard CIL processing facilities to initially process the gold oxide cap by traditional cyanide leaching.  Following completion of processing the gold oxide cap in mid-2013, the CIL facility was cleaned and decommissioned but remained in place for future use. The Company then began processing supergene copper ores using flotation  to recover copper as a sulphide concentrate and will use the same process when primary copper and zinc ores are processed starting in 2016.

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The current mine life is estimated to be 11 years, projected to 2024, followed by six months of final processing of remnant oxide ores and gold doré extraction using the original CIL circuit.  The Company also expects to further expand its mineral resources with subsequent conversion into mineral reserves. Opportunities to expand the Bisha Mine life  may be found by additional drilling in and around the Bisha Mine including the NW Zone, on the Harena Mining License and on the Mogoraib River Exploration License.  Numerous untested geophysical targets remain on these properties and both the Bisha and Harena deposits have not been fully defined by drilling to date.  Several new targets will continue to be evaluated on the Mogoraib River Exploration License and in addition to efforts to expand the existing resource at Hambok, high potential targets along the Hambok trend and other new areas will also be tested. These properties have the potential to provide additional near term mineral resources for the Bisha operations.  If this potential is achieved, the Company will evaluate through a cost-benefit analysis if there are sufficient economic resources to transport to and process at the Bisha mill.

Skill and Knowledge

BMSC has built a management team of skilled mining, processing, environmental, financial, and administrative personnel reporting to the general manager at the Bisha Mine who is in charge of mine production, process plant facilities, exploration programs, and future operations of the Bisha Mine.   The specialized knowledge and skills required in all areas of mining include mining, engineering, geology, metallurgy, environmental permitting, drilling, and exploration program planning. The Bisha Mine is the first modern mining operation in Eritrea. Training and re-training of local staff to attain and maintain the requisite skills in all aspects of mining operations is and has been a priority.

Employees

BMSC directly employs approximately 1,000 Eritreans and 110 expatriates at the Bisha Mine and provides a safe and supportive working environment. Nevsun strives to ensure that its presence has a positive social and economic impact. With spin-off effects, the Bisha Mine has created meaningful employment for thousands of Eritreans. Compensation for Eritreans directly employed by BMSC is well above the average for Eritrea. Employees are provided free food and free accommodations or free local commuting. These employees also receive free training and have opportunities for advancement. Employees also have access to free medical care at the mine’s clinic. The use of conscripted labour at the Bisha site is not allowed, and BMSC has strong practices and procedures to ensure that all individuals at Bisha are working of their own free will and are not conscripts. The procedures include the inspection of national service discharge documentation for all Eritrean workers at Bisha, and Bisha-issued photo identification cards for those employed directly or by subcontractors.

Corporate Social Responsibility

The Company’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities.  The Social, Environmental, Health and Safety Committee established by the Board oversees the Company’s efforts in meeting these objectives.

While not a member of the EITI, the Company supports the goals of fiscal transparency and governance and has taken the approach of disclosing payments made to governments in countries in which it operates, whether or not the host government is a member of EITI.

From commencement of commercial gold production in early 2011, Bisha has contributed more than $670 million in cash remittances to the Eritrean government and government-owned entities. In addition, the Bisha Mine contributed tens of millions of dollars to the economy of Eritrea through salaries, wages, benefits, local supply-chain purchases, and community assistance, and the mine did not displace any local communities.  Considering that the Bisha Mine is the only modern mine in Eritrea, this direct contribution is a significant benefit to the national economy and the local communities. The resulting impact through the indirect multiplier effect on the economy of Eritrea is difficult to estimate but is believed to be very significant.

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The Company voluntarily releases a corporate social responsibility report annually that adheres to the Global Reporting Initiative (GRI) G4.0 Core requirements. The report addresses a hybrid of general and specific sectorial information about the Bisha Mine and its relevance to annualized corporate social responsibility objectives.

Social Responsibility

The Company recognizes that its activities have the potential to impact the human rights of individuals affected by its business operations.  As such, the Company seeks to integrate human rights best practices into its business processes and conducts its business within a framework that promotes worker and community health and safety, environmental protection, community involvement, community benefits and quality of life for employees and their families.  The Company is committed to responsible operations and practices at its Bisha Mine, based on national and international standards of safety, governance and human rights and strives to ensure that the Company’s presence has a positive social and economic impact to the national economy and the local communities. Some of the Company’s social responsibility commitments and practices include:

  actively promoting understanding by all employees of the culture, language and history of the communities, regions and countries in which it operates;
  working to protect cultural heritage resources potentially affected by the Company’s activities;
  conducting activities in a manner that respects traditional-use rights, cultures, customs and social values;
  promoting job equity and equal access to employment opportunities for women;
  maintaining formal human resources practices and procedures to ensure that conscripted labour is prohibited at Bisha, including inspection of national service discharge documentation for all Eritrean workers at Bisha;
  building capacity by sharing environmental and social experiences and solutions with local communities and regional and national governments;
  actively consulting with local communities to identify and resolve environmental and social issues;
  procuring materials, goods and services in a manner that enhances local benefits and protects against unethical practices such as child labour and forced labour;
  establishing social responsibility performance criteria; and
  monitoring and reporting performance to senior management through periodic audits.

Health and Safety

The Company recognizes that the safety and security of its employees and the communities in which it operates is an integral part of its business.  The Company has maintained top quartile safety performance at Bisha operations now exceeding 15 million hours without a lost time injury. As to safety, the long-term goal is for employees of the Company to operate injury-free, regardless of what role they perform. The Company likewise has advanced its corporate responsibility initiatives to reflect evolving international standards.

To achieve its health and safety objectives, the Company is training employees to work in a safe and responsible manner, carrying out risk assessments for all construction and operational activities, conducting thorough investigations when incidents do occur to understand the underlying causes, ensuring that health and safety performances comply with relevant legislation and regulation, adhering to local laws as well as international standards on law enforcement in securing its operations, particularly those that relate to the use of force, carrying out risk assessments in relation to security issues at each of its project sites, ensuring that security is managed in a way that respects and protects human rights, avoids creating conflict, and addresses security threats in as peaceful a way as possible and assisting the local community in health awareness activities.

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Environment

The Company is committed to achieving high standards of environmental responsibility in its operations and compliance with all applicable regulations and laws.

The Company is committed to devoting its resources to the goal of:

  complying with all host country environmental laws and regulations together with industry best practice standards, or whichever is the more stringent of the two;
  ensuring the necessary resources are provided to support and implement the Company’s environmental policy;
  continual improvement in environmental performance by developing environmental indicators, monitoring and auditing performance, and by implementing corrective actions where needed;
  reporting externally on environmental performance and encouraging dialogue with employees, local communities and other stakeholders to promote environmental awareness;
  applying the principles of best available technology to environment management;
  reducing, re-using and recycling resources and implementing proper waste management practices;
  training, motivating and ensuring that all employees adhere to environmental protection and pollution prevention policies;
  incorporating an emergency preparedness and response system into standard operating practices; and
  monitoring and reporting on performance to senior management through periodic audits.

MINERAL PROPERTIES

The Company’s principal mineral property is the Bisha Property in Eritrea, North-East Africa and its primary operating asset is the Bisha Mine located on the Bisha Property with gold, silver, copper and zinc mineral resources and mineral reserves.  Unless otherwise stated, the technical and scientific information included in this AIF concerning Bisha are derived from the 2013 Technical Report prepared by Paul Gribble, C.  Eng., FIMMM, Chief Resource Geologist, BMSC; Jay Melnyk, P.Eng. AGP; and Peter Munro, BAppSc., Mineralurgy Pty.  Ltd.  The authors of the 2013 Technical Report are QPs within the meaning of NI 43-101.  The information included herein is also based on the assumptions, qualifications and procedures which are set out in the 2013 Technical Report.  For more detailed information and a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2013 Technical Report which has been filed and is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Commercial production of copper concentrates from the supergene ores at Bisha was achieved in December, 2013 after transition from the oxide phase to the supergene phase of development of the Bisha Property.  Commercial production of gold doré from the oxide ores at Bisha was achieved in February, 2011 with approximately 784,000 ounces of gold being produced from 2011 through 2013.

Project Description and Location

In October, 2007, the Government of Eritrea evidenced its strong support for the Bisha Mine and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through ENAMCO. The purchase price and settlement for the 30% interest was determined in 2011. In December, 2007, BMSC concluded the Mining Agreement with the State of Eritrea. Royalties payable to the State of Eritrea include royalties of 5.0% on precious metal sales and 3.5% on base metal sales.

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The Bisha Mine is located 150 kilometres west of Asmara, 43 kilometres southwest of the regional town of Akurdat, and 50 kilometres north of Barentu, the regional or zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.  Access to the Bisha Mine is by paved road from Asmara to Akurdat, a distance by road of 181 kilometres and then 52 kilometres from Akurdat via an all-weather unpaved road, which is currently being upgraded with over 13 kilometres now paved. The drive from Asmara to the Bisha camp (also referred to as Bisha Village) takes approximately four hours by a passenger vehicle, over five hours by a passenger bus. Current onsite infrastructure includes:  two open pits (Bisha and Harena), process plant (crushers and grinding mills, leach, flotation, thickener and other tanks, filter presses) wet tailings facility and waste rock storage facilities, offices, maintenance and laboratory facilities, fuel storage areas, an on-site power plant, and an airstrip. The Bisha Mine is located at approximate latitude 15°28'N and longitude 37°27'E.  The UTM coordinates (WGS84) of the centre of the Bisha Property are 1,711,000 N and 334,500 E (UTM zone 37). The following Figure 1 shows the location of the Bisha Property.

Figure 1 – Bisha Site Location

The BMSC properties host the Bisha Main deposit, which is a large precious metal (Au) and base metal rich (Cu, Zn) VMS deposit which is currently in production, as well as the satellite VMS deposit at Harena of which the oxide gold cap was mostly mined in 2013 and it now sits dormant until future mining around 2021. The BMSC properties also include the potential satellite VMS deposits called Northwest and Hambok deposits. The Bisha Mining License and the Harena Mining License are also held by BMSC and all conditions of the Harena Mining License have been met by BMSC and submitted to the Ministry of Mines with approval expected in due course.

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Under the terms of the various mining licenses held by BMSC, BMSC has the exclusive right of land use in the areas comprising these mining licenses. This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC. The Company also owns the Mogoraib River Exploration License.  The Mogoraib River Exploration License covers the Hambok VMS deposit and during 2013, BMSC was required to reduce the license area by 25% (now 73.1 square kilometres).  This license is valid until July 2, 2014 pending further extensions which consist of part of an annual application process.  The annual exploration license fee is approximately $32 per square kilometre and $96 per square kilometre for a mining license.

In 2013 the Company made applications for additional exploration rights in the area surrounding the BMSC properties.  These applications are currently the subject of discussions with the Ministry of Mines and ENAMCO. The following Figure 2 shows the areas which comprise the Mining Agreement and BMSC’s mining licenses.

Figure 2 – BMSC Resource Areas and License Map

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.  Eritrea has an area of 124,320 square kilometres and a 1,151 kilometre long coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen.

Access to the Bisha Property is by paved road from Asmara to Akurdat, and then from Akurdat via an all-weather unpaved road, which is currently being upgraded.  The principal port for importation of heavy equipment and shipment of concentrate is Massawa on the Red Sea coast, which is about 350 kilometres from the Property.  The port has sufficient draught and the Company has a rotainer handling system which is flexible and able to be expanded through a modular design to accommodate the handling and loading of both copper and future zinc concentrates.  Asmara is the capital city of Eritrea and is serviced currently by regular international flights out of Cairo, and Sanaa.

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The climate is semi-arid, with elevated temperatures year-round.   During the hot season in April and May, the average temperature is +42°C, although temperatures may rise to +50°C for short periods.  The main rainy season is between June and September, and periodic flooding of the Mogoraib and Barka Rivers can result in flash floods.  Total rainfall is sparse, with between 250 millimetres and 300 millimetres.  All mining activities are planned on a year-round basis.

The Bisha Property is located on a flat to rolling, desert-like plain along the western foot of the central highlands.  The plain is at 560 masl and contains scattered vegetation and few trees.  Steep hills and ridges rise above the plain with the Bisha, Wade, and Neve peaks reaching elevations of up to 1,226 masl above the alluvial plain at the southern boundary of the Property.

Abundant seasonal streams cross the area, flow northward from the Property into the Barka River which flow northward into Sudan.  The Property is crosscut by the Mogoraib River, a tributary of the Barka River that flows northwards along the western side of the Property.  A smaller seasonal tributary, the Ferektatet River, flows north-northwest into the Mogoraib River.  The Ferektatet River crosses the Bisha Property and passes immediately west of a zone called the Bisha gossan zone.

The village of Mogoraib (6 kilometres from the Bisha Mine) is the local administration centre for the Dighe Sub-zone within the Gash-Barka District.  The village has a small refugee resettlement site, and subsidiary military and commercial interests.  The village contains a well-equipped, eight-person health centre with a nursing staff capable of taking care of small medical problems in preparation for referring patients to larger, better-equipped hospitals in Akurdat and Keren.  Camp Mogoraib is a military training site located just outside the village boundaries.  With the presence of the mine development and exploration project at Bisha, this camp has been re-activated as a security post from its previous care/maintenance basis.

Few basic goods are commercially available in the immediate region near the Bisha Mine, either in Mogoraib or in Akurdat.  The main centre for support of exploration and development is the capital city, Asmara.

Electric power for the mine and processing plant site is supplied from a diesel-fuelled power station located adjacent to the process facilities.

Process water is sourced from maximizing the recycling of water within the plant, and additional needs are supplemented from local groundwater sources.  Although evaporation rates in this region are very high, a tailings-management facility, supernatant water reclaim pumping-system is installed to reclaim seasonal decant water from this source.  In addition, water from the pit is pumped to the process plant, which further reduces dependence on raw water.

Freshwater is supplied to the property from groundwater.  Two well farms have been established by BMSC, the first approximately 1 kilometre south of the open pit on the western bank of the non-perennial Ferektatet River (which also serves to dewater the Bisha pit), and the second 5 kilometres to the west, adjacent to the Mogoraib River.  Potable water sourced from the well fields is pumped to a potable water plant utilizing chlorination filtration and ultraviolet radiation treatment.

Current site communication is via radio, cellular service, and a satellite communications system.

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the area comprising the Bisha Mining License that is granted under the Mining Agreement and in the area comprising the Harena Mining License.  This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC, in accordance with Eritrean Government Proclamation No. 68/1995, “Proclamation to Promote the Development of Mineral Resources and the Mining Agreement”.

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BMSC holds all the necessary permits to support a mining operation.  For the mining operations, grant of the mining lease provides permission to construct and operate the Bisha Mine.  A permit had been granted for use of water from the Mogoraib River (currently being used with permission) and for the construction of a water diversion dyke which has been completed.

Mineral Property History

Nevsun has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998.  In June, 1998, Nevsun signed a prospecting license agreement with the State of Eritrea.  In 1999, this agreement was converted to an exploration license that covered an area of 49 square kilometres.  This license was expanded to an area of 224 square kilometres in 2003.

Geological Setting

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures.  The Nacfa Terrane comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

The VMS deposits at Bisha are hosted by a folded and locally intensely foliated bimodal sequence of volcanic rocks.  Felsic volcanics directly host and both underlie and overlie the mineralization at Bisha, Harena and the NW Zone.  These felsic volcanics are flow dominated indicating proximity to volcanic vents.   Mafic volcanic rocks occur deeper in the footwall to the east of the known mineralized zones.  Alteration of the felsic volcanics is often very intense with the primary mineralogy being converted to sericite and chlorite.  The Hambok deposit in contrast to the Bisha deposits is entirely hosted in mafic volcanic rocks.  These rocks are strongly foliated and highly chloritized.

Exploration

1998 - 1999

Exploration activities consisted of reconnaissance-scale geological mapping, multi-element stream sediment sampling, ground geophysical surveys and limited “orientation” soil sampling, which showed the Bisha gossan zone to be highly anomalous in lead with significant values of copper, zinc and silver. Grab samples of the gossan returned anomalous gold values ranging up to 30.4 g/t Au.

1999 - 2002

Work was suspended between 1999 until late 2002 due to the border war with Ethiopia.

2002

In November, 2002, Nevsun completed a diamond-drilling program of six holes totalling 811 metres at Bisha to test the geophysical and geochemical anomalies at the gossan outcrop area.  The drilling was sufficient to confirm the presence of a VMS deposit overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

2003

Two phases of diamond drilling were completed in 2003 for a total of 18,619 metres in 141 holes. Additional work conducted during this program included mapping, geochemical sampling, trenching, geophysics (airborne and ground), metallurgical test work, petrographic work and bulk density measurements.

2004

Further diamond drilling (163 holes totalling 28,879 metres), RC drilling (33 holes totalling 1,814 metres) and core/RC combination holes (9 holes totalling 592 metres) were completed between January and June.  Additional work included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical test work.

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2005

Nevsun completed the diamond drilling of 135 holes for 18,053 metres in three zones (86 holes in Bisha Main zone, 22 holes in the NW Zone, 27 holes in the Harena zone).  The Bisha Main zone drilling included 20 geotechnical and 8 metallurgical drill holes, drilled to provide further information on the deposit for use in the Bisha Feasibility Study.  The mineral resource and mineral reserve contained in this study was updated in a technical report at that time.

2006

Eight diamond drill holes (1,680 metres) were completed.  This included one deep drill hole at the Bisha Main zone, three drill holes in the HW Copper Zone and 4 drill holes at the NW Zone.

2007

Additional ground geophysical (gravity) surveys were performed on new target areas at Bisha.

2008

Mechanical trenching/pitting and geological mapping were completed on targets defined by geophysical ground surveys in 2007.

2009

Twenty nine diamond drill holes (3,578 metres) were completed in the Bisha Main zone and at Harena.  The Bisha Main zone drilling consisted of 9 geotechnical holes to provide additional information for the pit design and 3 metallurgical holes drilled to collect additional samples for the design of the copper phase of the mill.  Harena drilling consisted of 17 infill holes drilled at 50 metre spacings to better define the mineralization. An additional ground gravity survey was also performed on the southwest of the Harena zone.

2010

A total of 34 diamond drill holes (2,448 metres) were drilled to better define the oxide and supergene zone at the Harena deposit.  Thirteen diamond drill holes (1,918 metres) were also drilled to test gravity targets in the Harena area.  No significant mineralization was intersected.  At the Bisha Main zone, an additional 6 metallurgical holes were drilled to collect additional samples for designing the copper phase of the mill.

2011

In 2011, 167 diamond drill holes (33,788 metres) were drilled to infill areas of known mineralization for resource upgrading as well as for metallurgical and geotechnical studies and exploration.

At the Bisha Main zone, 41 holes (15,950 metres) were drilled to infill and upgrade the primary zone portion of the deposit from inferred resource to indicated resource. As well, 3 exploration holes (1,572 metres) were drilled to further define the depth extent of the primary zone in the southern portion of the deposit. For the HW Copper Zone that lies immediately west of the Bisha Main zone, 82 holes (9,421 metres) were drilled to outline and expand this resource.  These hanging wall copper exploration drill holes were drilled in 2 phases.  The first was to define the mineralized area and the second was to infill with sufficiently tight spacing to allow resource estimation.  In addition, 6 holes (695 metres) were drilled for further geotechnical studies and 2 holes (180 metres) for supplementary supergene metallurgical test work.

At Harena, 5 regional exploration holes (859 metres) were drilled to test coincident gravity/EM/soil geochemical anomalies 300 metres along strike to the southwest of the Harena deposit.  No significant mineralization was encountered.  Four holes (603 metres) were drilled for geotechnical studies, 2 holes (182 metres) were drilled for metallurgical studies.

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In 2011 drilling began to define and provide sufficient drill density for the NW Zone to bring it to a maiden resource estimate.  A total of 22 holes (4,325 metres) were drilled as part of this program which continued into 2012.

2012

Diamond drilling programs were undertaken at the Bisha Main, HW Copper Zone, NW Zone and Harena, for a total of 112 holes and 19,432 metres.  This was a combination of exploration, extension and infill drilling as well as geotechnical and metallurgical investigative drilling required for mineral resource and mineral reserve estimations.

At Bisha Main, 12 geotechnical holes (3,049 metres) were drilled to provide data for a pit design optimization that included the HW Copper Zone extension to the Bisha Main deposit. Metallurgical drilling for a total of 12 holes (821 metres) was completed across the supergene zone and HW Copper Zone extension to provide supplemental data for the Bisha Main mineral resource estimate update of May 31, 2012.  A further 7 diamond cored holes for 410 metres were completed to test for the gold potential above the HW Copper Zone within the phase 5 cutback of the Bisha Main open pit.

The majority of drilling was focussed on the development of the NW Zone.  From March to July, 49 diamond cored holes (9,215 metres) completed the initial NW Zone drill program that had commenced in 2011. This drilling was done to a sufficient density in the central portion of the zone to allow for an indicated resource to be calculated to a depth of 200 metres.  This drilling also showed potential for additional along strike, near surface and down dip extensions to the deposit.  During November and December, 16 additional diamond drill holes (2,776 metres) were completed to test these further extensions with success.  A separate gold and base metal enriched horizon to the east of the main body of mineralization was also discovered.  Eight geotechnical holes (1,568 metres) and two metallurgical holes (471 metres) were also completed and the geotechnical holes north of the then outlined zone encountered additional mineralization.

At Harena, exploration diamond drilling included a total of 6 holes (1,123 metres) with one of the holes intersecting mineralization peripheral to the Harena open pit.

2013

Diamond drilling consisted of 27,828 metres of exploration and resource development drilling at Bisha Main, the NW Zone and Hambok.  Ten geotechnical and metallurgical holes for 1,007 metres were also drilled at Bisha largely for new material for test work on the primary zinc deposit.  Six RC holes (1,148 metres) for hydrology and condemnation programs were completed at Bisha and five holes (833 metres) were completed for hydrology at the NW Zone.

At Bisha, 23 holes for 6,223 metres were completed in the immediate Bisha area testing geophysical targets.  In addition, 8 holes tested below the northern portion of the Bisha Main deposit.

Drilling concluded at the NW Zone with 18,892 metres of drilling being completed in 93 holes.  The NW Zone was sufficiently drilled to allow for a maiden resource estimate to be completed.

At Hambok, eight holes for 2,713 metres were completed to infill areas of the deposit that had large gaps in the geological model.  This work allowed for a new open pit constrained mineral resource estimate to be completed.

Mineralization

Mineralization found to date, within the Bisha Property, is typical of precious and base metal-rich VMS deposits.

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures.  The Nacfa Terrane comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

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The VMS deposits at Bisha are hosted by a folded and locally intensely foliated bimodal sequence of volcanic rocks.  Felsic volcanics directly host and underlie and overlie the mineralization at Bisha, Harena and NW.  These felsic volcanics are flow dominated indicating proximity to volcanic vents.   Mafic volcanic rocks occur deeper in the footwall to the east of the known mineralized zones.  Alteration of the felsic volcanics is often very intense with the primary mineralogy being converted to sericite and chlorite.  The Hambok deposit in contrast to the Bisha deposits is entirely hosted in mafic volcanic rocks.  These rocks are strongly foliated and highly chloritized.

The mineralized components of the Bisha Main deposit are divided into three major zones, namely the oxide, supergene, and primary zones. The large majority of the oxide component is mined out while a small zone remains in the northeast of the deposit. The massive sulphide bodies of the supergene and primary zones are divided into a southern zone called the main zone and a northern zone, whose dip extent is limited. The southern zone strikes at some 345° and dips steeply to the west, with strike and dip lengths of some 650 metres and 600 metres, respectively. The northern zone strikes at around 0° and dips steeply to the west, with strike and dip lengths of some 500 metres and 100 metres, respectively. In addition, there are massive sulphide pods in the HW Copper Zone of the main massive sulphide units and development of supergene-mineralized material, also in the HW Copper Zone. These last tend to be of lower-grade material. There are also additional zones of low-grade disseminated copper mineralization in the footwall and hanging wall of the massive sulphide bodies. Work since 2012 has shown that the mineralization is fault bounded and controlled and this model has replaced the original folding model.

Deep weathering has affected these primary massive sulphides producing high-grade stratified gossanous zone near surface that are enriched in gold and beneath these, supergene blankets enriched in copper.  The gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite gossan.  The depth of this oxidation zone is on the order of 35 metres.  The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock.  Gold remains in the oxide zone and is concentrated, and as the acid solutions percolate downward, they deposit their dissolved copper at the primary sulphide interface to produce a copper-rich supergene zone. A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains and the host rocks.

The Harena deposit has been traced over a strike length of 400 metres and is interpreted to be a northwest-dipping, tabular massive sulphide body.  The host rocks to the Harena deposit are intensely chloritized and sericitized hydrothermally-altered felsic volcanic rocks.  Surficial weathering processes have produced a surficial oxide/gossan zone with good gold grades underlain by a primary massive sulphide deposit.  Supergene mineralization is not well developed.  The massive sulphide zone ranges in thickness of between 5 metres and 15 metres and is open at depth.

Mineralization at the NW Zone occurs in a series of massive sulphide lenses hosted within altered felsic volcanic rocks containing abundant copper and zinc-rich stringer sulphide mineralization. Some of the massive sulphides have been exposed to weathering at surface creating oxide zone that are locally enriched in gold. Beneath these areas, some supergene copper mineralization may also be present. Core recovery is often poor in the oxide zone as unconsolidated material is easily washed away and not recovered during the diamond drilling process. Further testing of these areas by reverse circulation drilling will be completed in due course.

Hambok consists of a single massive sulphide lens that is steeply east dipping and lenticular in shape. The lens extends for over 1,000 metres along strike and at least 350 metres down dip. Base metal values are generally higher nearer to surface along the top and outer edges in the central area of the body. The massive sulphide lens is open to the north and south and there is limited drilling at depth. The deposit is hosted by variably chloritized mafic volcanic rocks and is dominantly composed of massive pyrite with zones of finely banded chalcopyrite and sphalerite. Intervals of near massive magnetite are often found associated with the massive sulphides. As of yet, no footwall stringer zone or associated felsic volcanic rocks have been found associated with the deposit although highly altered felsic volcanics are associated with the Aderat occurrence four kilometres immediately along trend to the north. Future work will focus on exploring this favourable trend to the immediate north and south of Hambok.

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Drilling

Drilling on Bisha Main, Harena, NW and Hambok has been undertaken by contractors in a number of DDH programs from 2002 to 2013 and by in-house drill rigs for RC in more recent 2013 drill campaigns.  Three of the deposits, Bisha Main, NW, and Harena, lie close to each other, with Hambok lying some 18 kilometres to the southwest in the Mogoraib River Exploration License.

Drill programs have been completed primarily by contract drill crews, largely supervised by BMSC geological staff for Bisha, Harena, and NW, and by Sanu Resources historically, and BMSC staff more recently in the case of Hambok. Diamond drilling was mostly completed by Boart Longyear Eritrea Limited using LF90 track-mounted drill rigs while modern RC grade control drilling was carried out in-house, with BMSC employing two Schramm T450 Rigs.

At the Bisha Main deposit, 618 DDH holes were drilled between 2002 to 2013, including 9 RC pre-collared diamond holes, 14 geology-related blast holes, 33 geotechnical drill holes, and 40 metallurgical test work drill holes.  The RC pre-collared diamond holes, some of the metallurgical holes, and the geotechnical holes were not included in the mineral resource estimate described in the 2013 Technical Report. As well, 514 RC holes, including 474 grade control holes, were drilled in 2013 in grade control drilling campaigns.  A total of 498 DDH and 474 RC grade control holes were used in the mineral resource estimate described in the 2013 Technical Report.  Much of the massive sulphide mineralization in the Bisha Main deposit has been well defined, with drilling spaced at 25 metres x 25 metres or closer in some areas.  Drilling density decreases with depth, with the deposit remaining open at depth in the south. With the oxide zone now mined out, the sample recovery problems experienced in this zone have only minor influence on the Mineral Resource and Mineral Reserves.

At the Harena deposit, a total of 105 drill holes have been completed, comprising 98 DDH and 7 RC holes drilled between 2005 and 2012.

At the NW deposit, a total of 287 drill holes have been drilled in a series of campaigns since 2003, comprising 240 DDH and 47 shallow RC grade control exploration-related holes.  The DDH holes include 8 geotechnical and 2 metallurgical test holes. Much of the massive sulphide mineralization in the NW deposit has been well defined, with drilling spaced at 25 metres x 25 metres or closer in some areas.  Drilling density decreases with depth, with the deposit remaining open at depth and along strike. Core recovery problems in the oxide zone and supergene zone were countered by classification of this material as Inferred Resources.

At the Hambok deposit, a total of 145 holes have been drilled in a series of campaigns, comprising 102 DDH and 42 RC holes. Diamond drilling was completed by Boart in 2006 for Sanu Resources, and in 2013 for BMSC, with the remaining diamond cored holes completed by General Exploration Drilling Pty Ltd., an Australian-based company which typically employed an RC pre-collar of up to 100 metres. Much of the massive sulphide mineralization in the Hambok deposit has been well defined, with drilling spaced at 50 metres x 50 metres or closer in some areas.  Drilling density decreases with depth, with the deposit remaining open at depth and along strike.

Sampling and Analysis

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling. Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.

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All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the 2003 Phase I Program were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided preparation services for Genalysis Laboratory Services Pty of Maddington, Australia, now known as Intertek Genalysis (“Genalysis”).  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I Program, geochemical and rock chip samples were shipped to ALS Chemex Ltd., in Vancouver, Canada, now known as ALS Minerals (“ALS”).

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS.  Nevsun used the laboratory for both sample preparation and analyses from the initiation of the first drill program in 2002.  During the 2002 and 2003 Phase I Program, samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS in Vancouver.  After establishing a sample preparation facility, designed and installed by ALS at camp in September, 2003, Nevsun sent coarse crushed and split material (2 millimetres) for core, RC, and rock samples to ALS for subsequent pulverization and analyses.  All assay data contained in the database for mineral resource estimation was assayed by ALS.

Both ALS and Genalysis are registered with the ISO and are internationally recognized facilities.  ALS is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of chemical testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by the National Association of Testing Authorities, Australia.

In 2009 the Company switched from ALS Chemex in Vancouver to ALS Chemex in Romania in order to save on shipping costs and to speed up turn-around times for obtaining analytical results. This proved to be of no benefit so the Company switched back to ALS Chemex in Vancouver in 2010. For metallurgical testing the Company has used Mintek and Maelgwyn in South Africa,  G&T Metallurgical Services  (now ALS Metallurgy Kamloops), ALS Metallurgy Burnie and SGS Laboratories in Canada.

Sample programs included insertion of blank, duplicate and SRM samples.  The QA/QC program results do not indicate any significant problems with the analytical programs that would preclude use of the data.

The initial process of data verification for Bisha was performed by Nevsun, and by external consultancies contracted by Nevsun staff.  During the Feasibility Study, and as part of the checks on data for this, and previous technical reports, AMEC reviewed drilling and other exploration and project data.  AMEC also submitted independent samples for verification of mineralization tenor at Bisha. AGP also reviewed the drilling and submitted independent samples for verification of mineralization tenor during their 2012 resource model update.

A ROM laboratory was established by SGS Mineral Services in 2010 and is managed and operated by them.

In 2013, trench sampling was used in the estimate of Inferred Mineral Resources for the NW deposit. The trenches were excavated to a depth of 0.5 metres to 2.0 metres depending on the difficulty of excavation or breaking the rock.  The trenches were mapped and then sampled, with samples taken at 2 metre intervals breaking at lithological contacts; 480 samples were taken in total. Trench samples were analysed by ALS Global and preparation, despatch and analysis are as described below for drill core.

In 2013, for holes drilled in all the NW campaigns and Bisha and Hambok, holes were sampled for their full length at a target length of 1.0 metre per sample. Sample intervals vary based upon mineralogical and lithological contacts. The sample regime is set out by the logging geologist. Standard diamond cutting blades flushed with fresh water are used to halve the core.  Highly broken core pieces are cut along the axis if possible or the core is split using a trowel down the middle of the tray row and handpicked or scooped to ensure representative samples are obtained.  Cutting lines may be drawn on the core. The remaining half core is returned to the box and boxes stacked in numerical order by hole.

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The technicians or samplers under the supervision of technicians place half of the core in individual trays laid out in numerical order. Samples are then placed in a drying oven for 12 to 18 hours at between 80°C and 100°C. The samples then pass through a jaw crusher to greater than 75% of sample passing 10 mesh (2 millimetre) screen. The sample is then split using a Jones-type riffle splitter to achieve a sub-sample weight of approximately 200 grams to 300 grams. The sample reject is then bagged, labelled with the original sample ID and put into storage at Bisha site. The sub-samples are packed and then placed in large plastic shipping barrels. When samples are ready to be shipped the samples lists are combined with a sample submission form and enclosed with the samples in plastic drums. Samples are despatched to Asmara in BMSC vehicles with BMSC staff and are held at the BMSC head office before onward despatch.

Analysis for NW samples was carried out by ALS in Vancouver. In this example, the sample information with required analytical procedures is emailed to ALS so that the sample shipment can be tracked and the laboratory is made aware of the pending arrival of samples. The sample barrels are submitted to the Eritrean Ministry of Mines for inspection and submission to customs. A seal is placed on the barrels and the sample barrels are shipped via air transport directly to ALS in Vancouver. At ALS the samples are pulverised to better than 85% passing 75 microns.

Analysis for Hambok samples was carried out by Genalysis for consistency of analysis with the Sanu Resources campaigns. In this example the plastic barrels are taken by road to their Horn of Africa preparation facility near Asmara. Here, samples are pulverised and the pulps despatched by courier to the Genalysis laboratory in Perth, West Australia, for analysis. Pulverisation is to better than 85% passing 75 microns.

For holes drilled at Bisha and Harena that are used in the current Mineral Resource, sampling methods and preparation were the same as those described above, excepting that for the most part holes were sampled only through the mineralized zone.

RC grade control samples from drilling in the Bisha pit are sampled at 1 metre intervals. Following riffle splitting the sample is sent to the SGS on-site laboratory. The samples are placed in a drying oven for 12 to 18 hours at between 80°C and 100°C. The samples then pass through a jaw crusher to greater than 75% of sample passing 10 mesh (2 millimetre) screen. The sample is then split using a Jones-type riffle splitter to achieve a sub-sample weight of approximately 200 grams to 300 grams. The samples are then pulverised to better than 85% passing 75 microns. A subsample is also retained for additional analytical work.

To determine bulk density, BMSC took and used two types of sample, namely drill core and rock samples. The latter are taken from within the open pit (pit floor and mining faces) and the ROM stockpiles. The sample locations are recorded by the survey department. A total of 315 samples were taken in the latest programme to determine bulk densities for the supergene mineralized zone.

Bulk density for all samples is determined using Archimedes principle. Rock samples are dried and then wrapped in foil prior to weighing in air and water. BMSC recognise that the sample collection method has potential bias but all efforts are made to avoid this. The work completed to date has successfully addressed reconciliation of ROM tonnages, and densities determined by this method have been used in the resource estimation process.

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

  Core is transported to the Bisha camp by Bisha personnel and placed in the core logging area.
  The logging and sample preparation area and the Bisha camp is within a fenced and guarded compound.
  Core samples are crushed and sub-sampled.
  Prepared samples are placed in sealed barrels.
  Each barrel has a list of samples written on the outside of the container.
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  A sample submission form accompanies each barrel.
  Barrels are transported to Asmara in company-owned vehicles arranged by BMSC.

The sample barrels are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to the analytical laboratories.

Mineral Resource Estimate

Commencing 2005, an initial mineral resource model for Bisha Main was constructed by AMEC that was subsequently periodically updated with new information.

In 2012, the resource model was reviewed by AGP, an independent mining and geological consulting firm that had not previously reported on the property.  AGP estimated new mineral resources at Bisha.  AGP’s estimate was in turn reviewed by another independent third party engineering company.  AMEC estimated a new mineral resource at Harena.  In August, 2012, AGP prepared the new combined Bisha and Harena mineral reserves estimate (May 31, 2012 effective date) and the 2012 Technical Report was filed on SEDAR and EDGAR.

In late 2013, new revised updated mineral resources were estimated for both the Bisha Main and Harena deposits considering mine depletion, additional historic drill data, additional metallurgical test data, new structural mapping and interpretation and a more refined and slightly differing approach to mineral resource modeling.  Likewise, an updated mineral resource estimate was generated for the Hambok deposit succeeding the past historic mineral resource generated by the previous owner Sanu Resources, which importantly employs a constraining pit shell.  In addition, a maiden mineral resource estimate was completed for the NW deposit.  All four mineral resource estimates have an effective date December 31, 2013. The mineral resource estimates were completed or supervised by Paul Gribble, C.Eng., FIMMM, Chief Resource Geologist for BMSC, and the QP for the Mineral Resource estimates. Assumptions, details and methodology of the mineral resource estimate can be viewed more fully in the 2013 Technical Report.

Since the May, 2012 mineral resource estimate, the sample database for the Bisha Main and Harena deposits has undergone a thorough QA/QC process, and any historical data considered unreliable was excluded.  The current interpretation and estimation for Bisha Main and Harena was completed using DDH cored holes and recent RC grade control holes.  The mineral resource estimate for the largest of the four deposits, Bisha Main, includes some 500 DDH and 475 RC holes, for approximately 30,700 and 5,840 samples, respectively. The majority of the RC holes were drilled in 2012 and 2013 while all the DDH holes were drilled prior to May, 2012. All data from Sanu Resources was validated by BMSC prior to use.

A major reinterpretation of the geological model for Bisha has been undertaken since the last mineral resource estimate effective date May 31, 2012. This work included review of drill core, logging data, grade control mapping, new RC data, and detailed pit wall mapping. The data was all combined in plan and sectional interpretations, with resulting three-dimensional (“3D”) models. This work resulted in reinterpretation of the supergene and primary zones for this estimate.

Bulk density values for the Bisha Main deposit were predominantly assigned on the basis of rock type and oxidation state, as defined by the interpreted geological wireframes. The values are based on a combination of:

  bulk densities from the previous resource estimate;
  some generic values for typical weathering profiles in felsic sediments at upper greenschist facies; and
  bulk density values from in-situ measurements in use at the mine, derived over the last year.
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This approach was taken based on examination of historical bulk density values in use at Bisha. Problems with the veracity of the density information previously used in the resource work, especially in oxide material and the very top of the supergene zone, were noted. Melnyk et al. (2012) identified a probable sample bias issue, with the material being sampled from competent drill core relating to denser pieces of rock, and probably not representative of the oxidation domain. Recent determinations from in-situ measurements have reduced this problem, but some potential in friable material still remains. The oxidized domains are now mostly mined out.

For all deposits, the estimation process involved the creation of 3D geological and mineralization shapes in cross section, flagging of database, compositing of samples, exploratory data analysis including variography, and Kriging neighbourhood analysis.

Estimation was by Ordinary Kriging of all elements in all mineralized domains. Each domain was separately estimated using the unique set of composite samples associated with that domain.

Validation was by visual and statistical methods of the arsenic, copper, zinc, gold, and silver grade estimates. All comparisons were satisfactory and the estimates are judged to be robust. Some smoothing of grade was apparent, but this was expected and desirable from the use of Ordinary Kriging as the interpolation method.

The mineral resource for all deposits is a global estimate representing a reliable estimate of the total contained metal, but the current block estimates are likely to vary as compared with the actual grade/tonnage distribution that will be achieved during selective mining and over short production periods.

The mineralization at each deposit has been sufficiently drilled and sampled to allow classification as an Indicated and Inferred Mineral Resource in accordance with the current CIM Definition Standards for Mineral Resources and Mineral Reserves. The classification employed reflects a practical combination of both geological knowledge and estimation quality parameters that may be more numerical in nature. This approach to classification aims to avoid creating a complex classification system.

Reasonable prospects for economic extraction were made by applying a net smelter return NSR-based cutoff to blocks within a constraining optimized pit shell using LG optimization.

The assumed long-term metal prices used for the optimization work as applied to Mineral Resources are shown in the footnotes of the mineral resource tables below. These metal prices are approximately 15% higher than those used in the estimation of Mineral Reserves.

The NSR calculation and pit optimization process considers many of the parameters used in the mineral reserve estimation, as these parameters are well established within the working mine. These parameters include commodity price, budget costs for production and processing, process recoveries, concentrate grade, selling costs, and other ore-based costs. The optimization process also uses the current geotechnical model for the pit design.

For the Bisha deposit, mineralization below the pit shell described above was studied for potential for underground mining. The high-level study concluded that an appropriate underground mining cost per tonne would be $60/t. The mineralization was then analyzed for contiguous blocks with NSR values exceeding $100/t. A shape of sufficient tonnage and value was identified, and this tonnage is included in the Inferred Resource category given in the Mineral Resource statement.

The following tables are based on the 2013 Technical Report, as certified by the identified QPs as of the effective dates indicated. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources reported here for Bisha Main and Harena are inclusive of Mineral Reserves.

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Table 1.1 Combined Bisha, Harena, Northwest and Hambok Mineral Resource Estimate

Paul Gribble, C. Eng., Effective Date: December 31, 2013

Indicated							Contained Metal
	NSR Cutoff	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	Variable	480	-	-	6.6	20	-	-	100	300
Supergene Phase	Variable	8,480	3.41	-	0.6	25	638,650	-	160	6,920
Primary Phase	Variable	32,260	1.05	4.59	0.6	36	743,920	3,223,350	570	36,430
Total Indicated		41,220					1,382,570	3,223,350	830	43,650

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	Variable	570	-	-	3.9	19	-	-	61	350
Supergene Phase	Variable	110	1.37	-	3.4	18	4,200	-	10	70
Primary Phase	Variable	1,752	0.80	4.19	0.7	33	31,230	163,210	40	1,910
Total Inferred		2,432					35,430	163,210	111	2,330

Table 1.2 Bisha Mineral Resource Estimate

Paul Gribble, C. Eng., Effective Date: December 31, 2013

Indicated							Contained Metal
	NSR Cutoff	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	40.55	410	-	-	6.8	21	-	-	90	270
Supergene Phase	39.55	7,460	3.68	-	0.6	27	605,500	-	150	6,590
Primary Phase	39.55	21,070	1.05	5.87	0.7	47	487,770	2,726,870	480	31,770
Total Indicated	-	28,940					1,093,270	2,726,870	720	38,630

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	40.55	30	-	-	7.3	39	-	-	10	30
Supergene Phase	39.55	10	7.23	-	0.1	10	2,200	-	0	0
Primary Phase	39.55	1,300	0.80	4.50	0.5	36	23,100	129,600	20	1,500
Total Inferred	-	1,340					25,300	129,600	30	1,530

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Table 1.3 Harena Mineral Resource Estimate

Paul Gribble, C. Eng., Effective Date: December 31, 2013

Indicated							Contained Metal
	NSR Cutoff	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	42.41	70	-	-	5.5	14	-	-	10	30
Primary Phase	41.41	1,800	0.65	3.91	0.6	23	25,760	154,990	30	1,350
Total Indicated	-	1,870					25,760	154,990	40	1,380

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	40.55	20	-	-	5.9	8	-	-	0	10
Primary Phase	39.55	350	0.75	4.10	0.8	32	5,700	31,200	10	350
Total Indicated	-	370					5,700	31,200	10	360

Table 1.4 Northwest Mineral Resource Estimate

Paul Gribble, C. Eng., Effective Date: December 31, 2013

Indicated							Contained Metal
	NSR Cutoff	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	40.70	-	-	-	-	-	-	-	-	-
Supergene Phase	39.70	1,020	1.47	-	0.2	10	33,150	-	10	330
Primary Phase	39.70	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	-	3,550					91,170	60,250	30	1,380

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	40.70	500	-	-	3.7	18	-	-	50	300
Supergene Phase	39.70	100	0.80	-	3.7	19	2,000	-	10	70
Primary Phase	39.70	100	0.90	0.90	2.9	15	2,400	2,400	10	60
Total Inferred	-	700					4,400	2,400	70	430

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Table 1.5 Hambok Mineral Resource Estimate

Paul Gribble, C. Eng., Effective Date: December 31, 2013

Indicated						Contained Metal
	NSR Cutoff	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	44.45	-	-	-	-	-	-	-	-	-
Primary Phase	43.45	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	-	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	44.45	20	-	-	1.5	17	-	-	1	10
Primary Phase	43.45	2	0.90	0.20	0.2	8	30	10	0	0
Total Indicated	-	22					30	10	1	10

Notes to be read in conjunction with the Resource tables above:

(1)	NSR Cutoff ($/t): variable as per tables above. Mineral Resources are defined within an optimal LG pit shell, generated using metal prices for copper, zinc, gold, and silver of $3.35/lb, $1.05/lb, $1,350/oz, and $23/oz, respectively, using blocks of all resource categories. The mining cost and total ore-based cost (process, G&A, and stockpile rehandle) applied was the 2014 budget mining cost with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 34.5° to 44° for Bisha, 29° to 35.5° for Harena, from 39° to 45° for Northwest, and 40° overall for Hambok (preliminary assessment).
(2)	NSR values were calculated for each block using both Indicated and Inferred categories, metal prices, recoveries, appropriate smelter terms, and downstream costs. Metallurgical recoveries, supported by metallurgical testwork, were applied as follows:
a)	Bisha Oxide Zone: recoveries of 88% and 22% were applied for gold and silver, respectively.
b)	Harena Oxide Zone: a recovery of 75% was applied for gold.
c)	Bisha Supergene Zone: recoveries of 88%, 46%, and 50% were applied for copper, gold, and silver, respectively.
d)	Bisha HW Zone: recoveries of 85%, 46%, and 50% were applied for copper, gold, and silver, respectively.
e)	Bisha Transition Zone (mixed zinc and secondary copper zone below the supergene): recoveries as per supergene zone were applied.
f)	Bisha Primary Zone: recoveries to copper concentrate of 85%, 36%, and 29% were applied for copper, gold, and silver, respectively. Recoveries to zinc concentrate of 83.5%, 9%, and 20% were applied for zinc, gold, and silver, respectively.
g)	Harena Primary Zone: recoveries to copper concentrate of 85%, 36%, and 29% were applied for copper, gold, and silver, respectively. A zinc recovery to zinc concentrate of 72% was applied.
h)	Northwest Oxide Zone: recoveries of 88% and 22% were applied to gold and silver, respectively.
i)	Northwest Supergene Zone: recoveries of 87%, 46%, and 50% were applied for copper, gold, and silver, respectively. Zinc was not assigned a recovery, as the values are isolated on the fringes of the deposit.
j)	Northwest Primary Zone: recoveries to copper concentrate of 87%, 36%, and 29% were applied for copper, gold, and silver, respectively. Recoveries to zinc concentrate of 81%, 9%, and 20% were applied for zinc, gold, and silver, respectively.
k)	Hambok Oxide Zone: recoveries of 88% and 22% were applied to gold and silver, respectively.
l)	Hambok: recoveries to copper concentrate of 88%, 87%, 36%, and 29% were applied for copper, zinc, gold, and silver, respectively. Preliminary metallurgical characterization studies, but not full testing, have been completed for Hambok.
(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cutoffs derived as above. Tonnages were rounded to the nearest 10,000 tonnes, and grades were rounded to two decimal places for copper and zinc, one decimal place for gold, and no decimal places for silver. Tonnages and grades for the Inferred category are further rounded, reflecting the uncertainty that attaches to this category.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grades, and contained metal contents.

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(5)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	Stockpile tonnages are included as Indicated Resources in the totals given in the tables for Bisha and Harena.
(7)	The Bisha Primary Inferred Resource includes an underground resource. This was derived by defining a shape around contiguous blocks where an NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.
(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves

The Proven and Probable Mineral Reserves at the operation have been classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.  Mineral Reserves are defined within a mine plan, with open pit phase designs guided by LG optimized pit shells, generated using metal prices for copper, zinc, gold and silver of $2.90/pound, $0.92/pound, $1,175/ounce, and $20/ounce respectively. The NSR Cut-Offs/t are: oxide zone $40.55 for Bisha and $42.41 for Harena; supergene zone $39.55 for Bisha; and primary zone $39.55 for Bisha, and $42.41 for Harena.

Pit slope design criteria reflect no change from the previous reserves estimate with overall pit slopes varied from 34.5° to 44° for Bisha, and from 29° to 35.5° for Harena.  Revenue will be generated from the sale of copper concentrates (which contain payable co-products of gold and silver) during the supergene ore phase, and both copper and zinc concentrates during the primary ore phase of the operation. Small quantities of oxides remaining within the pits and stockpiles will be processed at the end of the mine life through the currently inactive CIL circuit, producing doré with payable gold and silver. To capture the multi-rock ore types, variable recoveries by rock type, and multi-element complexity, NSR values were calculated for block valuation.

The NSR grade determination considers the recoveries, concentrate grades, and penalties (where applicable) for each rock type, and applies the metal prices as noted above and various cost parameters, resulting in a net value/t of ore, inclusive of all costs outside the mine gate.  Only Measured and Indicated Mineral Resources were considered for processing.  Inferred Mineral Resources were treated as waste. As of February 26, 2014, the copper and gold prices used are well below both three-year trailing prices ($3.60/lb and $1,540/oz, respectively) and recent spot prices ($3.23/lb and $1,290/oz, respectively).  The silver price used is well below the three-year trailing average of $29/oz, and just below recent spot prices of $21/oz.  The zinc price used is equal to the three-year trailing price of $0.92/lb, which is also the current spot price.

The waste and ore-based costs applied for pit optimization and mine planning were based on 2014 budget costs developed by BMSC.  The mining cost (inclusive of ore control, geology, lab services, and a mining equipment-sustaining capital allowance) was $2.89/t, plus an appropriate incremental haulage cost per bench.  The total ore-based costs (process, G&A, stockpile re-handle, and a TMF-sustaining capital allowance) included $39.55/t for supergene and primary ores.

Because the mineralization-waste delineation was performed using an NSR block value, net of downstream costs, the total ore-based cost represents the marginal break-even cut-off grade for pit optimization and mine planning purposes.

The Mineral Resource estimates for Bisha and Harena are considered to be undiluted.  A 2 metre dilution skin was added at the time of ore and waste delineation for mine planning purposes (i.e., Mineral Reserves).  No mining loss adjustments were made.

Factors that may affect the Mineral Reserve estimates include dilution; metal prices; smelter, refining, and shipping terms; metallurgical recoveries and geotechnical characteristics of the rock mass; capital and operating cost estimates; and effectiveness of surface and groundwater management.

The QPs are of the opinion that these potential modifying factors have been adequately accounted for using the assumptions in this report, and therefore the Mineral Resources within the mine plan may be converted to Mineral Reserves. Factors that may affect the assumptions in this report are:

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  Commodity price and exchange rate assumptions.
  Ensuring marketability of concentrates in particular the copper concentrate during the supergene phase will require careful ore control and blending to minimize smelter penalties.
  Mill throughput of the identified ore types may prove to be higher or lower than modelled.  If certain rock types or delivered blends of rock types have lower throughputs than currently modelled, this would increase the processing cost, which would in turn increase the mill cut-off grade.  If all other things held constant, this would tend to reduce the tonnage of the Mineral Reserve and the amount of contained metal.  If throughput reductions are significant, this could reduce the size of the economic pit limits, further reducing the Mineral Reserve.  Furthermore, a reduction in throughput would delay cash flow, resulting in a negative impact on economics.
  Effective surface and groundwater management are important to the safety and productivity of the mining operation.  If the currently planned water management methods prove to be ineffective, additional dewatering wells and/or sumps and pump systems may be required, which would add to the capital and operating costs, resulting in a negative impact on economics and a potential reduction in the Mineral Reserves.

The summary of the Mineral Reserves are shown in the following tables.  No re-estimates have been done by Nevsun.

Table 2.1 Combined Bisha and Harena) Mineral Reserve Estimate

Jay Melnyk, B.Eng., Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	510	-	-	6.25	19	-	-	103	280
Supergene Phase	7,400	3.57	-	0.61	27	582,420	-	145	6,420
Primary Phase	19,550	1.00	5.54	0.67	45	429,910	2,386,030	421	28,020
Total Probable	27,460					1,012,330	2,386,030	669	34,720

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Table 2.2 Bisha Mineral Reserve Estimate

Jay Melnyk, B.Eng., Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	430	-	-	6.50	20	-	-	90	280
Supergene Phase	7,400	3.57	-	0.61	27	582,420	-	145	6,420
Primary Phase	18,390	1.02	5.66	0.68	46	413,540	2,294,730	402	27,200
Subtotal Probable	26,220					995,960	2,294,730	637	33,900

Table 2.3 Harena Mineral Reserve Estimate

Jay Melnyk, B.Eng., Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	80	-	-	4.93	16	-	-	13	-
Primary Phase	1, 160	0.64	3.57	0.52	22	16,370	91,300	19	820
Subtotal Probable	1,240					16,370	91,300	32	820

Notes to be read in conjunction with the Reserve tables above:

(1)	NSR Cutoff ($/t): Oxide Phase $40.55 for Bisha and $42.41 for Harena: Supergene Phase $39.55 for Bisha and Primary Phase $39.55 for Bisha and $42.41 for Harena. Mineral Reserves are defined within a mine plan, with phase designs guided by LG pit shells, generated using metal prices for copper, zinc, gold and silver of $2.90/lb, $0.92/lb, $1,175/oz, and $20/oz respectively. The mining cost applied was the 2014 budget mining cost with appropriate haulage cost adjustments. The total ore based costs (process, G&A, and stockpile re-handle) are $40.55/t for oxide, and $39.55/t for supergene and primary ores. Harena ore-based costs include an additional $2.63/t overland ore haulage cost. Overall pit slopes varied from 34.5° to 44° for Bisha and from 29° to 35.5° for Harena.
(2)	NSR values were calculated using diluted Indicated grades, metal prices, recoveries and appropriate smelter terms, and downstream costs. Metallurgical recoveries, supported by metallurgical testwork, were applied as follows:
a)	Bisha Oxide Zone: recoveries of 88% and 22% were applied for gold and silver, respectively.
b)	Harena Oxide Zone: a recovery of 75% was applied for gold; 80 kt of oxide remain in the Harena pit.
c)	Bisha Supergene Zone: recoveries of 88%, 46%, and 50% were applied for copper, gold, and silver respectively.
d)	Bisha Hanging Wall Zone: recoveries of 85%, 46% and 50% were applied for copper, gold and silver, respectively.
e)	Bisha Transition Zone (mixed zinc and secondary copper zone below the supergene): the same metallurgical parameters as for the Bisha supergene zone were applied.
f)	Bisha Primary Zone: recoveries to copper concentrate of 85%, 36%, and 29% were applied for copper, gold, and silver, respectively. A recovery to zinc concentrate of 83.5% was applied for zinc. Gold and silver reporting to the zinc concentrate are not expected to be payable.
g)	Harena Primary Zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied. Gold and Silver reporting to zinc concentrate are not expected to be payable.

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(3)	Mineral Reserves are reported within Bisha and Harena ultimate pit designs, using NSR block grade, where the marginal cutoff is the total ore-based cost stated above. Tonnages are rounded to the nearest 10kt and grades are rounded to two decimal places with the exception of silver, which was rounded to zero decimal places.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
(5)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	The life-of-mine (LOM) stripping ratios in tonnes for Bisha and Harena are 5.6: 1 and 5:7: 1, respectively.
(7)	The Bisha Probable Oxide Mineral Reserve includes the pyrite sand and uncrushed DSO stockpiled material, being 320 kt at 7.8 g/t Au in the stockpile as of 31 December 2013.
(8)	The Bisha Probable Supergene Mineral Reserves includes 105 kt at 5.25% Cu in the stockpile as of 31 December 2013.
(9)	For Bisha and Harena, conversions from Mineral Resources to Mineral Reserves included a mining dilution of 2 m applied around contiguous blocks that exceeded the appropriate NSR cutoff value.

Mining Operations

The table below highlights the 3 year key mine and process metrics at Bisha.

Table 3.1 Key Production Highlights – 3 Year History

	2013	2012	2011
Oxide ore mined, tonnes	1,187,000	1,591,000	1,898,000
Supergene ore mined, tonnes	805,000	-	-
Waste mined, tonnes	9,038,000	8,677,000	11,114,000
Strip ratio, (using tonnes)	4.5	5.5	5.9
Copper phase prestrip, tonnes	-	1,220,000	-

Processing – copper:
Tonnes milled	767,000	-	-
Copper feed grade, %	3.9	-	-
Recovery, % of copper	73.5	-	-
Copper in concentrate produced, millions pounds	48.0	-	-

Processing – gold:
Tonnes milled	887,000	1,807,000	1,806,000
Gold grade (g/t)	3.4	6.2	7.6
Recovery, % of gold	79	86	88
Gold in doré, ounces produced	92,000	313,000	379,000

The Bisha Main pit is planned to be approximately 1.5 kilometres long and 1.0 kilometres wide.  The slope heights will range from 160 metres to 290 metres.

Open pit slope design recommendations have been provided for each design sector in each geotechnical domain.  Design sectors are defined by the average azimuth of the anticipated wall orientations, based on geological structural controls on slope stability.  Geotechnical domains result from the combination of structural domains and geotechnical units, resulting in nine distinct geotechnical domains with the recommended inter-ramp angles varying from 31° to 46°, depending on the design sector and geotechnical domain. All of the slope designs assume that controlled blasting will be undertaken for the final walls of the pit.

Depressurization of the open pit slopes is required to achieve the open pit slope designs as the pre-development water table is approximately 15 metres below ground surface.  Therefore a combination of vertical wells and in-pit sumps in use with horizontal drains to be installed to dewater the open pit and depressurize the slopes.

The Bisha and Harena deposits are being mined by conventional open pit mining methods.  The Bisha pit consists of nine individual pit phases, where the first three phases targeted oxide production, the second three target supergene production, and the final three phases will target primary production.  The oxide pit phases have now been exhausted, and Phases 4, 5, and 6 are currently providing supergene ore.  Stripping for the primary mineralization has started in Phase 8.

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The Harena pit features two pit phases, one targeting oxide production (which was mainly completed in 2013 with some remnant material remaining), and the final phase targeting primary production to be active in 2021 for waste stripping with ore extraction scheduled for 2023.  The Harena pit is currently inactive.

Although the initial oxide production phase of the operation is complete, small quantities of oxide mineralization remain within some of the pit phases and in stockpiles.  These materials will be processed at the end of the primary phase of the operation.

The open pit designs for Bisha Main include double lane ramp design widths of 26 metres, based on three times the width of the Cat 775 truck, ramp gradient of 10 percent, a nominal minimum mining width of 25 metres; and smoothing of walls in areas where convex “noses” could cause geotechnical issues.

The mine plan for the current mineral reserves was developed using a throughput of 2.4 million tonnes per annum for all materials. Descent rates were limited to 50 vertical metres per year.  Drilling and blasting will be performed on 5 metre benches.  The mine is scheduled to work 360 days a year, with five days allowed for delays due to weather disruptions.  The plant is scheduled to operate 365 days a year.

The mine delivers ore to the ROM pad, where it is dumped into several different short-term stockpiles.  This ore is then reclaimed by a front-end loader to the dump pocket, following a blending plan that is provided daily and modified as required based on plant performance.  Longer-term stockpiling of non-oxide material has been minimized to limit oxidization.

Bisha has three different types of mineralization – oxide, supergene, and primary – each requiring a specific process flow sheet.  The plan in the Bisha Feasibility Study to mine and process each zone in succession starting with the top oxide zone (now ceased), is still being followed.  The oxide plant facilities included a primary jaw crusher, a single SAG followed by single ball grinding mills, cyanide leach/CIL circuit, cyanide destruction circuit, refinery to produce doré bullion, tailings thickener, tailings discharge system, and the necessary reagent, water, and air systems. Additional process equipment as part of the new copper flotation plant to treat the supergene mineralization was commissioned by mid-2013 and installed downstream of the crushing and grinding “front end” part of the carbon-in-leach (CIL) plant which treated the oxide ore.  This equipment consists of flotation cells for copper roughing and cleaning duties, regrind mills for size reduction of rougher concentrate, copper concentrate thickener and pressure filters, a copper concentrate load-out building, copper flotation reagent systems, flotation air blowers, and pressure filter air compressors.

Before the supergene mineralization is exhausted, the additional equipment required to process the primary mineralization will be installed and commissioned.  Due to the sub-horizontal and undulating contact between the supergene and primary mineralized materials, there will be a multi-year period where both supergene and primary materials are mined.  During this overlap period, both supergene and primary ores will be treated in campaigns of appropriate durations.

For the treatment of primary mineralization, additional equipment will include zinc roughing and cleaning flotation circuits, a zinc concentrate regrind mill, zinc concentrate thickener and pressure filters, a zinc concentrate load-out building, zinc flotation reagent systems, an additional zinc flotation air blower, and a zinc pressure filter air compressor.

Some stockpiling of supergene and primary mineralization types will occur.  The effect of any possible sulphide mineral oxidation on flotation performance should be minimized by management practices currently used in the base metal sulphide sector, such as reduced wetting of broken ore.

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The current LOM plan starts from the December 2013 end-of-month surveyed surface.  Over the remaining LOM, it is expected that 150 million tonnes of waste rock will be produced from the Bisha Main pit and placed in two waste rock facilities to the east and southeast of the open pit, as well as in a backfill dump located in the north end of the ultimate pit.  The east waste rock facility nominally covers 80 hectares, and the southeast waste rock facility nominally covers 90 hectares.  An operational scheduling plan has been prepared for placement of the rock within the dumps that allows potential acid rock drainage issues to be appropriately managed during operations and closure.

Metallurgical Test Work and Process Plant Design

The Bisha Property mineral resource contains three ore types: a gold and silver bearing oxide cap (treatment ceased in Q2, 2013), underlain by a more complex secondary copper mineralized supergene ore, which is in turn underlain by primary copper-zinc ore where chalcopyrite (copper) and sphalerite (zinc) are the main economic minerals.

The metallurgical performances of the three ore types corresponding with the December, 2013 mineral reserves are summarized in Table 3.2.

Table 3.2: Expected Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Bisha Oxide Ore	88	22	-	-	-	-
Bullion from Harena Oxide Ore	75	n/a	-	-	-	-
Cu Concentrate from Bisha Supergene Ore	46	50	30	88	-	-
Cu Concentrate from Bisha Primary Ore	36	29	25.5	85	-	-
Zn Concentrate from Bisha Primary Ore	-	-	-	-	55	83.5
Cu Concentrate from Harena Primary Ore	36	29	25.5	85	-	-
Zn Concentrate from Harena Primary Ore	-	-	-	-	52	72

The oxide, supergene and primary ores require different processing techniques and equipment.      The current plan, since treatment of the oxide ore ceased in Q2, 2013 and processing of supergene ore commenced, is to mine the remaining two zones (supergene zone at Bisha Main and the primary zones at Bisha Main and Harena) in succession with some minor overlap of supergene and primary ore. This is pending further reviews to economically optimize the mine production schedule. When the supergene ore availability diminishes, which is anticipated by H1 2016, the current flotation plant treating supergene ore will have been suitably modified to accept its first primary copper-zinc ore. The additional equipment to be installed will include zinc roughing and cleaner flotation sections, zinc rougher concentrate regrinding, zinc concentrate thickener and pressure filters, a zinc concentrate load-out building, zinc flotation reagents system, additional flotation air blowers and a zinc pressure filter air compressor. This will allow a manageable transition from processing the supergene ore to primary copper-zinc ore. There will be some transition period where campaign treatment of both ore types may be required. However, no interruption to production is anticipated as campaign processing of different ore types is an established practice in the treatment of base metals sulphide ores.

Approximately 860 tonnes of copper concentrate per day averaging 30% copper is estimated to be produced during the first year of commercial production (over 300,000 tonnes of concentrate on an annualized basis), with significant quantities for 2014-2015, and smaller quantities in 2016-2024 averaging about 100,000 tonnes of copper concentrate per year due to lower copper grades.  Zinc concentrate production occurs in mid-2016 through to 2024 averaging approximately 200,000 tonnes of zinc concentrate per year.  Concentrate is loaded from the dewatered stockpile, sealed in special half-height shipping containers and transported to the existing container port of Massawa on the Red Sea by truck. The concentrate is exported using a proven system with industry leading environmental controls. The sealed containers are stockpiled in Massawa at the container port facilities while waiting for ship arrival. The rotainer crane system then discharges the containers into bulk vessels and the empty containers are returned to the Bisha mine for re-loading. The bulk vessels deliver the concentrate to copper smelters worldwide.

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Mine Waste and Water Management

Waste rock from the Bisha open pit is being placed in two separate waste rock dumps, NAG and PAG. The decision on where to place future waste rock excavated during pit stripping is based upon waste rock characterization laboratory work recently updated. Waste rock characterization at Harena has indicated there is no PAG for the oxide zone and consequently no requirement for drainage and sump systems. Waste rock dump locations are determined taking into account the level of environmental impact, optimizing mining operations, and permit expansion of mining areas based on further exploration programs. The Bisha PAG waste rock dump has been designed with compacted low permeable soil base layer, drainage and seepage collection system, and sumps to facilitate re-use of any seepage in the process plant. Design criteria at both pits allows for gravity drainage to the open pits on closure.

Tailings generated from the processes are pumped to the TMF situated to the north of the process plant. Site selection of the TMF was based on storage characteristics of the basin and natural topography, extent of environmental impact and embankment construction requirements.  The TMF is lined with an impermeable HDPE liner to reduce any potential impact to groundwater aquifer and/or downstream users.  An aggressive return water methodology of operation ensures maximum re-use of this valuable resource.  A vigorous cyanide monitoring program is in place to ensure compliance with International Cyanide Management Code requirements. The first 3 metre lift of the existing TMF started during 2013 and is planned to be complete by end of May 2014.

Surface water flow in the project area is non-existent for much of the year; however, river and stream flow can be significant during precipitation events.  Three separate diversions in the Freketetet River ensure that storm water is directed away from operations to both the east (Shatera River) and the west (Mogoraib). These diversions have enabled downstream communities to develop river-fed agricultural opportunities. Groundwater is the main water source for the process plant, the volume of which is reduced by a zero discharge policy, judicious re-use of poor quality pit sump water and maximum use of dewatering well waters.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of Bisha Mine commenced with baseline studies in 2004. The Terms of Reference for the SEIA project was approved by the Eritrean Ministry of Energy and Mines in March, 2006 and the SEIA was completed in December, 2006.  During 2009 the Company completed an update report which augmented the 2006 SEIA and addressed the revisions to the configuration of the project that had occurred since the Bisha Feasibility Study.  The project social and environmental management plans were extended to capture the additional details of the project resulting from the advancement of engineering and development and to ensure full compliance with the Eritrean National Standards, and the IFC Performance Standards as applied to the Equator Principles. The Company continues to consult and work closely with government ministries on matters pertaining to social and environmental aspects and will continue to do so through the LOM.  There have been no material adverse social or environmental impacts identified.

The Company adopted the IFC Performance Standards and developed its management plans accordingly.  The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both human resources and environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

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SEMPs are in place and serve to assist the Company in achieving compliance of the operation to both Eritrean legislation and where this is not available, to international best practice or standards. An in-house review and update of the SEMPs was conducted during 2012 based on comments received by the IRC. An independent review and update of the SEMP was completed in Q2 2013 and has addressed the updated roles and responsibilities in the SEMP. Internally, policies and statements of intent have been developed with respect to environmental policy, water conservation, energy conservation, cyanide management and materials management. These policies are expected to be augmented with training, awareness and toolbox talks, with the goal of implementing these policies throughout the workforce. An extensive environmental monitoring program which includes air quality (ambient and operational dust and emissions), noise (ambient and operational), water qualities and quantities, natural resources (soils, wildlife, livestock, erosion, ecology, and botanical) measure the effectiveness of the proposed mitigation actions in the environmental management plans. The conceptual closure plan of 2009 has been updated to include the new operations at the Harena deposit.

The Company continues to consult and work closely with government ministries through the submission of annual and quarterly reports and quarterly inspections by the IRC and will continue to do so throughout the LOM.  There were no adverse social or environmental incidents for 2013.

Other Expansion Plans

BMSC will advance its zinc expansion project through 2014, with a target start-up in H1 2016.  The engineering, procurement and construction management contractor has been appointed and review of alternate optimised options continues, initial commitments for long-lead items will be made in Q2 2014 and civil works have commenced along with detailed designs. Capital cost for the zinc project will be more closely estimated during H1 2014.

Exploration and Development

Exploration on the BMSC properties while significant to date is planned for continued ramp up in terms of approach and work level.  There are plans to implement lithogeochemistry and further improve the level of exploration sophistication to better understand the stratigraphy and specific controls that hosts the deposits. Lithogeochemistry will aid in determining and finger printing favourable host stratigraphy and quantifying zones of alteration. In addition there will become a higher degree of a geophysical component rather than gravity method focusing on electromagnetic methods in order to focus drilling to the best possible targets. New license areas will require regional airborne surveys to help focus the exploration effort and select areas of existing licenses will also be covered to provide direct correlation with known mineralization.

The main areas of focus will remain the Bisha Mine and near mine in best understanding the controls on mineralization at Bisha and exploring along these features to find new ore bodies or extensions of Bisha. This would include shallow open-pitable resources with the potential for oxide and supergene mineralization as well as potentially deeper underground primary resources. Other areas will include the Harena deposit to find possible extensions along Harena or new ore bodies close by. Work will continue at the NW deposit to understand the controls on mineralization at NW and to explore along these features to find higher grade material including further exploration of the eastern lode. Focus will also be placed on defining the relationship between the stratigraphy that hosts NW and Bisha (oxide, supergene and primary mineralization – open pit). As well, there will be further exploration on Mogoraib River Exploration License at Hambok and the Hambok to Ankerite (Aderat) Corridor, Tekewuda and Asheli focussing on the Asheli Ridge. There will be focus on the Bisha to Harena Corridor as primary target area followed by covering the entire block with new surveys.  Finally work will be initiated on the new Mogoraib River Exploration License with focus on the Shabayet West target initially, followed by covering the entire block with new surveys.

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The major development work will be the completion of the primary metallurgical test work to assist with confirmation of design of the primary flotation circuit and continued progress with the engineering design, procurement and construction of the plant due for completion in H1 2016.

Risk Factors

The business and operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, including but not limited to the acquisition, financing, exploration, development, operation and production of metals at its mining properties. The risks below, some of which are summarized elsewhere in this Report, are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk.  Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities.  The Company’s revenues are substantially attributable to the sale of copper concentrate and other metals.  Prices of copper, gold and other metals are key performance drivers for the Company and fluctuations in the prices of these commodities can have a significant impact on the Company’s operations and financial performance.  The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of copper, gold, and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the US dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for copper, gold and other metals are affected by various factors, including political events, economic conditions, competition, production costs, and governmental policies.  If the market price of copper, gold or other metals falls significantly from its current level, the production and ongoing mine development at Bisha or any other project of the Company may be rendered uneconomic and the production or development at Bisha or any other project may be suspended or delayed.  In addition, if the market price of copper or gold were to drop and the prices realized by the Company on copper concentrate and other metals gold sales were to decrease significantly and remain at this level for a significant period of time, profitability of the Company and cash flow would be negatively affected.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fuelled.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs and adversely affect profitability. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable governmental policies.

Exploration, development and operating risks.  Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The Company may also be unable to effectively manage the sulphide rich reactive ground as it affects blasting and continuous ore supply and experience unplanned detonations resulting from reactive[1] ground or experience a failure of drilling, processing and mining equipment or unanticipated costs and downtimes due to optimizing the copper floatation plant and its operating facilities.   These costs, downturns and other risks can have a material, adverse effect on the Company’s operating costs and results, its operations and financial position.

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The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.  The Company significantly relies on the analyses performed by its Qualified Persons to estimate resources and reserves, and such estimates may be subject to material risks and uncertainties.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Foreign operation and political risks.  The Company conducts operations in Eritrea through its foreign subsidiaries with financial assets in Barbados and Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a stable environment for its operations, there is no guarantee against any future political, or economic instability in these countries or neighboring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia, South Sudan, Sudan and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  New government regulations in Canada, the United States or other countries in which the Company operates could adversely affect the Company’s future business and operations.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December, 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Mine, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December, 2011 the UNSC provided additional sanctions guidance to member states.  Effects of the sanctions could impact the Company’s ability to operate efficiently.  There are also unresolved tensions between Ethiopia and Eritrea and the possibility of future armed conflicts between Ethiopia and Eritrea by rebel groups or otherwise which could affect or interfere with continued operations at Bisha.

1 Reactive ground is a term to describe ground in which an exothermic chemical reaction between sulphides (in this case pyrite, which is an iron sulphide) contained in rock at Bisha and the ammonium nitrate contained in explosives may take place.

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Other risks the Company may face in operating in foreign jurisdictions include unforeseen government actions, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Disruption or curtailment of access to or maintenance of such infrastructure or supplies, be it due to inclement weather, wear and tear, or other reasons, could have an adverse material impact on ability to service and operate due to higher costs or business interruption. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Transportation risk.  Delivery to the mine operation of required operating consumables and fuel as well as delivery to the various smelters of mine produced concentrates is most often subject to third party contractors, be it land transport in country or sea freight to and from the ocean port.  To a large extent there are many factors outside the control of the Company which can adversely affect the delivery of these key consumables or the export of these metal concentrates ranging from elevated transport costs to significant delays or temporary stoppage in product movement. The Company may be unable to achieve transport logistical efficiencies in the transportation of copper concentrate from the mine site to port.  Of particular concern is the performance of the transport contractor responsible for land delivery of copper concentrates from mine gate to the port of Massawa. There remains a risk that the contractor will not be able to transport the required volume of concentrate due to various factors such as an inadequate number of trucks, poor maintenance of those trucks, or an inadequate number of trained drivers to operate the trucks.  In addition, there may be difficulties in chartering marine bulk carriers into Massawa in a timely manner to transport concentrate from the port of Massawa to overseas customers.  There is also a risk of piracy with respect to marine transport in and around the Gulf of Aden and the risk that the port of Massawa could become inaccessible in the event of piracy, military conflict or political unrest.  Any interruption in the delivery chain from mine site to customers could both halt mine process plant production due to limited storage capacity for concentrates (as well as risks associated with build-up of concentrate stocks exposed to the elements) leading to business interruption losses, and could also breach terms and conditions of offtake agreements some of which may specify required quantities of concentrate over set time periods. These factors could have a material impact on results of the operation and associated revenues and costs.

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Key executive risk.  The Company is to a large degree dependent on the services of key executives and senior personnel.  The loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.  The Company competes with numerous other companies for the recruitment and retention of qualified executives and employees.

Expatriate and third-party nationals skills risk.  The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction.  As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions.  The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk.  The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities or changes to laws. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites.  Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Mineral reserve and mineral resource estimate risk.  The tabulated data for mineral reserves and mineral resources presented in figures in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml) are estimates generated by Qualified Persons, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral resources and reserves, including many factors that are beyond the Company’s control.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining including costs of fuel and other critical operating consumables, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results or any assumptions in the historical resource estimates turn out to be incorrect, incomplete or flawed in any respect or the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions,  could result in material downward or upward revision of current estimates.

Production risk.  As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans.   These estimates and plans are subject to change, including changes based on actual mining results at various phases of the mining operations.  The Company cannot give any assurance that it will achieve its production estimates.  The Company may not be able to effectively manage potential deleterious elements contained within the ore to ensure continued

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saleability of concentrates produced at projected costs.  The Company may not be able to effectively manage the combination of oxidation of ore stocks coupled with in pit water inflow which may adversely affect flotation and quality of concentrates produced. There is a further risk that the potential reactive nature of the ore and waste with high pyrite (sulphides) content and its reactivity with ammonium nitrate contained in explosives will have a negative impact on ore and waste blasting efficiencies and result in increased costs.  Any process plant adjustments or modifications to further optimize and improve operating efficiencies could result in significant capital expenditures and have an impact on process plant productivity or result in a temporary shutdown to rectify the issues.  The Company’s failure to effectively manage these and other matters and to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical or mineralogical characteristics) and estimated rates and costs of production, and include assumptions derived by geological block models developed by the Qualified Person in consultation with Company personnel.  Actual production may vary from such estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  greater mining dilution than expected affecting geological grades and material movement;
  accidents;
  mobile and fixed plant equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  unforeseen geotechnical structures and faults leading to pit wall failures and production delays;
  adverse chemical nature and potential acidity and amount of in-pit water;
  unexpected or higher than anticipated occurrence of deleterious elements in the ore such as arsenic, selenium and tellurium impacting subsequent concentrate quality;
  higher than expected oxidation of in-pit ore stocks adversely impacting flotation characteristics and subsequent concentrate quality;
  encountering unusual or unexpected mineralogy conditions including reactive sulphide rock with ammonia nitrate based explosives adversely affecting blasting procedures and productivity;
  changes in power costs and potential power shortages;
  shortages of principal supplies (fixed components, parts and consumables) needed for operations;
  strikes and other actions by labour;
  unanticipated costs, delays or downtime due to maintenance or further required optimisation of the process plant and operation facilities; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production or impacting quality and saleability of metal concentrates, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.

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Need for additional reserves risk.  Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold, copper and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 11 year mine life remaining.

Permitting risk. The Company’s operations and future development are subject to receiving and maintaining permits from appropriate governmental authorities and the granting of new exploration and other licenses and permits.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits for current operations or exploration tenements, or for additional permits for any possible future changes to operations or applications for new exploration tenements, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property.  Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Putative class action and litigation risk.  The Company and certain of its directors and officers is party to legal proceedings, which, if decided adversely to the Company or any of its directors or officers, may have a material effect on the financial or business position or prospects of the Company.  Investors are urged to read the description of the pending legal proceedings set out under the heading, Contingencies.  Any litigation could result in substantial costs and damages and divert management’s attention and resources.

Risks related to the construction, plant expansion, transition to zinc phase at Bisha, optimisation of current process plant, and start-up of new mining operations or mining phases.  The success of construction projects, plant expansions and their optimisation, the transition to primary production at Bisha or the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction, plant expansion, transition to primary production or start-up of new mines, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy and metallurgy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and operation of conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction, expansion or transition activities or start-up of new mines, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the construction or operational elements could delay or prevent the construction projects, plant expansions, the transition to supergene or primary production at Bisha as planned, or the start-up of new mines. There can be no assurance that current or future construction projects, plant expansions, the transition to supergene production at Bisha as planned or the start-up of new mines by the Company will be successful.

Environmental risk.  Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company plans to devote significant time and resources to meeting the goal of complete compliance with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risks.  At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar (CAD), South African rand (ZAR), and the Eritrea Nakfa (ERN).  While only a small portion of the Bisha Mine’s operating expenses are denominated in ERN, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk.

Funding risks.  The exploration, development, operations, acquisitions or other activities may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest.  Historically, the Company has financed its activities through the sale of equity capital and through cash-flow from operations.  The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, marketability of copper concentrate, gold and other metals from operations, capital expenditures or other unexpected occurrences such as unanticipated costs, delays, downtimes, slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risks.  The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) companies that have payables to the Company, including copper concentrate and doré customers and non-controlling interest; and (iii) insurance providers.  As a result, the Company may become exposed to credit-related losses in the event of non-performance by such counterparties.

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Insurance risks.  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Land title risk.  The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risks.  The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.  Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis.  Such current and future competition may result in the Company being unable to acquire desired properties.    The Company is also subject to risks associated with a hostile takeover of the common shares of the Company or other unsolicited attempts to acquire control of the Company.

Write-downs and impairments risk.  Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired.  The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels.  The assumptions used in the valuation of work-in process inventories by the Company include estimates of copper, gold and other metals contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the copper and gold price and other metal prices expected to be realized when the copper, gold and other metals are recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

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Derivatives risk.  In the future the Company may use certain derivatives products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk.  The Company continues to examine opportunities to acquire additional mining assets and businesses.  Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks.  For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, integrating internal controls over financial reporting of such acquired companies, identifying and mitigating any potential domestic or foreign liabilities, including potential liabilities due to foreign anti-corruption laws, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and practices across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Company may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulatory risks.  The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all existing rules and regulations, that new rules and regulations will not be enacted, or that existing rules and regulations will not be modified in a manner that could limit or curtail production or development of the Company’s properties.  All such rules and regulations governing the operations and activities of the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

Share price risk.  The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2012 and December 31, 2013 the Company’s shares traded in a range between CAD $2.71 and CAD $6.82.

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Dividend policy risks.  The Company has established a dividend policy that has considered the long-term sustainability of cash flows and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Between January 1, 2012 and December 31, 2013, the Company paid semi-annual dividends.  Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.  There can be no assurance that the Company will continue to pay dividends at the current rate or at all.

Conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

DIVIDENDS

The Company declared its first cash dividend of $0.03 per share in May, 2011, which was paid to shareholders of record at the close of business on June 30, 2011.  The second dividend was declared in November, 2011 for $0.05 per share to shareholders of record at December 31, 2011, giving shareholders an accumulated annual dividend of $0.08 for a total payment of $15,947,885.

In 2012 the Company declared two cash dividends of $0.05 per common share ($0.10 per common share annually) on May 15, 2012 and November 15, 2012 which were paid to shareholders on July 16, 2012 and January 15, 2013, respectively, for a total payment of $19,926,031.50.

In 2013 the Company declared two cash dividends of $0.07 per common share ($0.14 per common share annually) on May 15, 2013 and November 14, 2013 which were paid to shareholders on July 15, 2013 and January 15, 2014, respectively, for a total payment of $27,882,093.19.

Commencing the first quarter of 2014, the Company intends to pay cash dividends quarterly, instead of semi-annually, as cash flow permits, with the amount to be decided by the Board.

DESCRIPTION OF CAPITAL STRUCTURE

Nevsun Resources Ltd. has authorized capital of an unlimited number of common shares without par value of which 199,347,802 are issued and outstanding at the date of this AIF.  All shares in the capital of Nevsun are of the same class.  The holders of common shares are entitled to dividends, if, as and when declared by the Board, to one vote per common share at meetings of the shareholders and, upon liquidation, to share equally in such assets of Nevsun as are distributable to the holders of common shares.

Nevsun also has stock options outstanding in accordance with its former stock option plan that expired on April 27, 2012 (the “Former Plan”) and its new stock option plan which was approved by shareholder on September 5, 2012 (the “New Plan”).  The ability to grant options under the Former Plan expired on April 27, 2012, but options granted under the Former Plan remain outstanding and exercisable in accordance with their terms and are governed by that plan. Nevsun’s ability to grant options under the Former Plan expired on April 27, 2012.

The New Plan provides for a maximum number of securities equaling 6.75% of the outstanding shares which may be granted as options and including in this calculation the number of options currently outstanding in the Former Plan.  The New Plan allows for a maximum number of common shares issuable to not exceed 6.75% of the issued and outstanding common shares of Nevsun.  As options are exercised or common shares of Nevsun are otherwise issued, the number of options issuable under the New Plan up until the date of expiry could be increased up to the 6.75% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into option balance available  under the New Plan.

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The Board approved an amendment to the New Plan on December 13, 2013 to provide for the immediate vesting of unvested options on a change of control.  This revision to the New Plan was approved by the TSX on January 15, 2014.

At the date of this AIF, the total number of stock options outstanding is 11,218,500 representing 5.62% of the outstanding shares of Nevsun of which 6,737,500 options are outstanding under the Former Plan (of which all are vested), representing 3.1% of its outstanding shares and 4,481,000 stock options are outstanding under the New Plan (of which 1,152,500 are vested), representing 1.92% of its outstanding shares.  Options under both plans will remain in existence until they have been exercised, cancelled or have otherwise expired.  Each vested option is exercisable for one common share of Nevsun.

As at the date of this AIF, 2,600,528 stock options were available for grant, but not yet granted under the New Plan.

No share purchase warrants to purchase common shares of Nevsun are outstanding.

Nevsun has not asked for, and is not aware of any stability or provisional ratings on the Company’s securities set by any approved rating organization.

MARKET FOR SECURITIES

Nevsun Resources Ltd.’s common shares have traded on the TSX since March 8, 1996 and on the NYSE MKT since January 12, 2005.  During the 2013 financial year, the closing price of Nevsun’s common shares on the TSX ranged from CAD $2.77 to CAD $4.63, with monthly trading volume on the TSX ranging from 5.1 million shares in January to 28.9 million shares in March, with an average monthly volume of 10.7 million shares on TSX plus 18 million shares on NYSE MKT, for a total average monthly volume of 28.7 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The monthly high/low trading prices and closing prices on the TSX and monthly volume for 2013 are as follows:

Common Shares
CAD $	High ($)	Low ($)	Close ($)	Volume
January	4.63	3.95	4.20	5,126,093
February	4.26	3.32	3.70	5,458,901
March	4.10	3.49	3.92	28,943,416
April	3.95	3.27	3.77	10,943,607
May	3.96	3.38	3.75	12,991,852
June	3.96	2.77	3.11	13,765,718
July	3.59	2.95	3.46	8,602,184
August	3.58	3.41	3.34	22,545,534
September	3.75	3.19	3.28	8,939,447
October	4.02	3.14	3.80	8,861,441
November	3.93	3.18	3.57	5,261,216
December	3.67	3.24	3.53	12,827,488

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of Nevsun Resources Ltd. as of the date of this AIF, the name, municipality of residence, office, periods of service and the principal occupations in which each director and executive officer of Nevsun has been engaged during the immediately preceding five years.  Each director of Nevsun holds office until the next annual general meeting of the shareholders of Nevsun or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Nevsun or he becomes disqualified to act as a director.  Each executive officer is appointed by the Board.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3)(5)(6) Sechelt, British Columbia, Canada Chairman and Director	Business advisor to the mining industry 2006-present.	January, 2003	402,392 (<1%)
Ian R. Ashby(4) Campbell, California, USA Director	Non-Executive Director and Corporate Advisor 2012-present; President–Iron Ore, BHP Billiton Ltd. 2006-2012.	January, 2014	0
Robert J. Gayton(1)(2)(5)(6) West Vancouver, British Columbia, Canada Director	Financial Consultant since 1994.	November, 2003	62,470 (<1%)
Gary E. German(1)(2)(3)(4)(5) Toronto, Ontario, Canada Director	Independent Director and Advisor for international resource companies 2005-present; President, Old Saw Mill Investments Inc. 2009-present.	April, 1996	416,094 (<1%)
Gerard E. Munera(1)(2)(3)(5) Greenwich, Connecticut, USA Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April, 1996	732,618 (<1%)
Clifford T. Davis Vancouver, British Columbia, Canada President, Chief Executive Officer, Director	President and Chief Executive Officer of Nevsun Resources Ltd. since August, 2008.	December, 1997	1,553,219 (<1%)
Thomas S. Whelan Vancouver, British Columbia, Canada Chief Financial Officer	CFO of Nevsun Resources Ltd. since January 2014; Global Mining & Metals Assurance Sector Leader, Ernst & Young LLP 2011-2013; Vancouver Leader of Assurance Practice, Ernst & Young LLP 2009-2013; Canadian Mining & Metals Sector Leader, Ernst & Young LLP 2007-2012.	N/A	0
Frazer W. Bourchier North Vancouver, British Columbia, Canada Chief Operating Officer(4)	COO of Nevsun Resources Ltd. since 2012; VP Business Development & Technical Services, Silver Wheaton Corp. 2010-2012; Consultant, Aurizon Mines Oct-Dec 2009; VP Operations & Business Development, Intrepid Mines Ltd. 2008-2009.	N/A	0

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Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Joseph P. Giuffre North Vancouver, British Columbia, Canada Chief Legal Officer and Corporate Secretary	CLO and Secretary of Nevsun Resources Ltd. since January 2013; partner of Axium Law Corporation, 2005-2012.	N/A	32,500 (<1%)
Peter J. Hardie Maple Ridge, British Columbia, Canada VP Finance	VP Finance of Nevsun Resources Ltd. since January 2013; CFO of the Company August 2008-December 2012.	N/A	2,000 (<1%)
Peter M. Manojlovic Delta, British Columbia, Canada VP Exploration	VP Exploration of Nevsun Resources Ltd. since 2012; VP Exploration, Sabina Gold & Silver Corp., 2010-2012; Chief Geologist, Sabina Gold & Silver Corp., 2009-2010; Consultant, Paragon Minerals Corporation, February 2009; Senior Project Leader – New Ventures, Teck Resources April 2007-January 2009.	N/A	0
Todd E. Romaine West Vancouver, British Columbia, Canada VP Corporate Social Responsibility(4)	VP Corporate Social Responsibility of Nevsun Resources Ltd. since November, 2012; Senior Manager, Land Services (Operations), Enbridge Inc. 2008-2012.	N/A	0
Scott A. Trebilcock Vancouver, British Columbia, Canada VP Business Development & Investor Relations	VP Business Development & Investor Relations of Nevsun Resources Ltd. since 2010; VP Business Development, Nautilus Minerals 2007-2010.	N/A	0

(1)	Member of the Governance Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Social Environment, Health & Safety Committee
(5)	Member of Special Committee
(6)	Member of the Litigation Committee

As of March 24, 2014, the directors and executive officers of Nevsun, as a group, beneficially owned directly or indirectly, or exercised control or direction over 3,201,293 common shares or approximately 1.6% of the issued and outstanding common shares of Nevsun.  The same directors and executive officers, as a group, have been granted and currently hold options to purchase up to 9,600,000 shares of Nevsun, 1,655,000 of which were granted in 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or executive officers of Nevsun are, at the date of this AIF, or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

(a)                was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

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(b)               was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, details of which are described as follows:

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of Nevsun has been, within the 10 years before the date of the AIF, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July, 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of Nevsun, or shareholder holding a sufficient number of securities of Nevsun to affect materially the control of Nevsun has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of Nevsun, or to Nevsun’s knowledge, a shareholder holding a sufficient number of securities of Nevsun to affect materially the control of Nevsun, has:

(a)                been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)              been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Nevsun’s knowledge, there are no existing or potential material conflicts of interest between Nevsun or a subsidiary of Nevsun and a director or officer of Nevsun or a subsidiary of Nevsun.

Audit Committee

Nevsun has a separately-designated standing audit committee in accordance with CSA National Instrument 52-110 Audit Committees and with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.

Audit Committee Charter

The Board has adopted a charter for the Audit Committee which sets out the committee’s mandate, composition, responsibilities and duties.  A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

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Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.              An outline of each member’s relevant education and experience follows:

Robert J. Gayton, Chair. Mr. Gayton is a Chartered Accountant with a Ph.D. Business from the University of California (1973). He is a director and audit committee chairman of a number of companies, including Western Copper and Gold Corp., Eastern Platinum Limited, Amerigo Resources Ltd. and B2Gold. Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C. From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver. Mr. Gayton has shown that he has a clear understanding of the relevant accounting principles, internal controls and procedures for financial reporting, and the relevant experience preparing, auditing, analyzing and evaluating financial statements and their associated complex issues.

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the SEC and that Mr. Gayton is independent within the meaning of the NYSE MKT Company Guide.

Gary E. German. Mr. German has over thirty five years of senior management and executive positions in global resource projects and companies, including the provision of strategic and corporate finance direction and international commodity brokerage operations. Previously he was Managing Director,Corporate Finance Group (resources), Kingsdale Capital Corp. (2002-03), and prior to this Chairman of the Finance Committee and Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

Gerard E. Munera. Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products. He has served on the Audit Committees of three public company boards and has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures have included Chief Financial Officer or Chief Executive Officer of several mining and metals companies, including 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with the company. Mr. Munera was also CEO of Union Miniere for fiveyears and CEO of Minorco USA for three years.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

Nevsun and its subsidiaries will not engage its external auditor KPMG LLP (“KPMG”) to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).

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The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

Audit Services, Audit Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services.

Other Services: Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.     Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through the Audit Committee’s recommendation to shareholders at Nevsun’s annual meeting, of KPMG as Nevsun’s external auditor and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.     Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.     Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

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External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees incurred by the Company for the years ended December 31, 2013 and 2012 by KPMG:

	Year ended December 31, 2013	Year ended December 31, 2012
Audit fees(1) Audit-related fees(2)	$ 487,500 -0-	$ 508,800 -0-
Tax fees(3)	22,715	50,334
All other fees(4)	132,900	-0-
Total	$643,115	$ 559,134

(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal control over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees. No audit-related fees were billed by the Auditors in 2013.
(3)	Tax fees for 2013 and 2012 are primarily for tax compliance and other minor tax advisory matters, all in accordance with the pre-approval policies of the Audit Committee.
(4)	Other fees were billed by the Auditors in 2013 for other services, general advisory services relating to due diligence.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the U.S. Actions).  The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012.  Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class.  By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine.  On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties thereafter agreed to suspend the litigation pending a settlement mediation of the case, in which the parties will seek to voluntarily resolve the case without further litigation. On October 22, 2013, the district court ordered that further legal proceedings would be suspended until February 28, 2014. A mediation was held on December 9, 2013, and the parties were unable to settle the case at that time. Thereafter, plaintiffs moved the court to lift the stay, and on February 4, 2014, the court granted the motion.  Defendants filed their answer to the Complaint on February 28, 2014. A pre-trial conference is scheduled on April 10, 2014. The parties are continuing to discuss settlement of the U.S. case, as part of a global settlement of both the U.S. case and the Canadian case described below.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario

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Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.  The Canadian Actions are expected to proceed more slowly than the U.S. Actions, due to differences between U.S. and Canadian procedural rules.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions, or the costs associated with the defense of the cases, which are subject to future rulings in the cases.  The Company believes the allegations are without merit and will vigorously defend itself in these actions. The claims in the cases have been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of the cases.

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2013.

NAMES AND INTERESTS OF EXPERTS

The 2013 Technical Report which is referenced in this AIF was prepared by the following Qualified Persons.

Jay Melnyk, P.Eng., AGP Mining Consultants, Inc.

Paul Gribble C.Eng., FIMM., Chief Resource Geologist of BMSC

Peter Munro, BAppSc., Mineralurgy Pty. Ltd.

To the best of the knowledge of the Company, APG Mining Consultants Inc., Mineralurgy Pty. Ltd and the “designated professionals” (as such term is defined in Form 51-102F2) thereof hold less than a 1% interest in the outstanding securities of the Company.

KPMG is the auditor for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2013.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and under all relevant US professional and regulatory standards, including PCAOB Rule 3520.

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ADDITIONAL INFORMATION

Additional information relating to the Company, may be found by using SEDAR on the internet at www.sedar.com, EDGAR filing system at http://www.sec.gov/edgar.shtml, or the Company’s website: www.nevsun.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

Additional financial information is also provided in the Company's audited consolidated financial statements and MD&A for its most recently completed financial year, copies of which may be found on SEDAR or EDGAR, or be obtained by contacting the Company at:

Nevsun Resources Ltd.
Suite 760 – 669 Howe Street
Vancouver, BC V6C 0B4
Tel: 604-623-4700 or Toll-free 1-888-600-2200
Email: contact@nevsun.com

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SCHEDULE “A”

NEVSUN RESOURCES LTD. (the “Company”)

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to:

i.	ensure the Company has in place an effective system of internal controls over financial reporting which meets high standards of quality and integrity and complies with legal and regulatory requirements, and

ii.	monitor the performance, independence and qualification of the Company’s independent auditor.

Composition

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements, and each such member must not have participated in the preparation of the Company’s financial statements, or that of the Company’s subsidiaries, at any time during the three years prior to becoming a member of the Audit Committee (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall also be “financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the US Securities and Exchange Commission and shall be financial sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Responsibilities

The overall responsibilities of the Audit Committee are to:

1.	assist the Board of Directors and Management with meeting their responsibilities with respect to financial reporting;

2.	be directly responsible for (i) the selection of an external auditor to be proposed for election as the external auditor of the Company, (ii) the oversight of the work of the of the Company’s external auditor, (iii) the retention of the Company’s external auditor, and (iv) fixing the compensation of the external auditor of the Company, subject to the grant by the shareholders of the authority to do so, if required;

3.	ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditor;

4.	ensure the independence of the Company’s external auditor, including ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company and actively engaging in dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

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5.	periodically review and report to the Board of Directors whether Management has designed and implemented an effective system of internal controls over financial reporting for reviewing and reporting on the Company’s financial statements;

6.	review and report to the Board of Directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

7.	otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

Duties

For the purposes of fulfilling its responsibilities, the Audit Committee will:

1.	schedule meetings to take place on a regular basis;

2.	afford an opportunity periodically to the external auditor and to senior Management to meet separately with the Audit Committee, and when required, meet independently of the external auditor and Management;

3.	keep minutes of all meetings of the Audit Committee;

4.	periodically report the results of the reviews undertaken and any associated recommendations to the Board of Directors;

5.	select an external auditor to be proposed by Management to the shareholders for election by the shareholders as the external auditor for the Company, review and approve the terms of the external auditor's engagement and determine the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

6.	review and evaluate the qualifications, performance and independence of the lead partner of the external auditor, discuss with Management the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditor, and other issues related to a change of the external auditor and the planned steps for an orderly transition;

7.	obtain confirmation from the external auditor that it will report directly to the Audit Committee;

8.	obtain confirmation from the external auditor that it will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policy and practice and the accounting policy and practice preferred by the external auditor, for the financial information of the Company within applicable generally accepted accounting principles (GAAP), which have been discussed with Management;

9.	obtain confirmation from the external auditor that it will provide a copy of all material written communications between the external auditor and Management including, without limitation, any Management letter or schedule of unadjusted differences;

10.	obtain confirmation from the external auditor that it will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with GAAP and reflect all material correcting adjustments identified by the external auditor of the Company;

11.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

12.	review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

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13.	review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditor or any affiliates of the external auditor, together with estimated fees, and review and approve the audit plan with the external auditor and with Management;

14.	review with Management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant financial risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting and the steps Management has taken to minimize such risks to the Company;

15.	assist in the preparation of any internal control report by Management, which provides that Management is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures and ensuring that the external auditor of the Company, if required by governing legislation or regulation, attest to and report on the assessment of such control structure and procedures by Management;

16.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation;

17.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting;

18.	question Management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

19.	review any problems experienced by the external auditor in performing the audit, including any restrictions imposed by Management or significant accounting issues to which there was a disagreement with Management;

20.	review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from Management of all significant variances between comparative reporting periods;

21.	review the post-audit or Management letter, containing the recommendations of the external auditor and Management’s response and subsequent follow up to any identified weaknesses;

22.	review all interim unaudited financial statements before release to the public;

23.	review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the AIF and Management’s discussion and analysis;

24.	ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Audit Committee is a “financial expert” within the meaning of the rules and forms adopted by the US Securities and Exchange Commission;

25.	ensure that all non-audit services provided by the external auditor are approved by or on behalf of the Audit Committee and are disclosed in the periodic reports of the Company;

26.	ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

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27.	ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

28.	review the evaluation of internal control by the external auditor, together with Management’s responses;

29.	to assist Management with its annual risk assessment and reporting strategy to manage the process of the identification, evaluation and mitigation of the Company’s principal enterprise risks;

30.	review the appointments of the chief financial officer and any key financial executives involved in the financial reporting process;

31.	establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

32.	annually assess the adequacy of the Audit Committee Charter; and

33.	annually evaluate the Audit Committee’s performance.

Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Amended and approved by the Audit Committee on March 18, 2010, June 26, 2012, and March 19, 2013.

65 | Nevsun Resources Ltd.